Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of September 2, 2015,

among

MBS HOLDINGS, INC.

ARROW MERGER SUBSIDIARY, INC.

and

ALTEVA, INC.

i

ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 2, 2015, is entered into among MBS HOLDINGS, INC., a Delaware corporation (“Parent”), ARROW MERGER SUBSIDIARY, INC., a New York corporation and an indirect wholly-owned Subsidiary of Parent (“Merger Sub”), and ALTEVA, INC., a New York corporation (the “Company”).  Capitalized terms used in this Agreement are used as defined in Section 8.03.

RECITALS

WHEREAS, pursuant to this Agreement, and upon the terms and subject to the conditions set forth herein, Merger Sub will be merged with and into the Company with the Company continuing as the surviving corporation (the “Merger,” and together with the other transactions contemplated by this Agreement, the “Transactions”), in accordance with the New York Business Corporation Law (the “NYBCL”), whereby, other than as set forth herein, each issued and outstanding (i) common share, par value $0.01 per share, of the Company (the “Common Stock”), will be converted into the right to receive the Common Stock Merger Consideration, and (ii) 5% series preferred share, par value $100 per share, of the Company (the “Senior Preferred Stock”), will be converted into the right to receive the Senior Preferred Stock Merger Consideration, in each instance, subject to any withholding of taxes required by applicable Law;

WHEREAS, the Board of Directors of the Company (the “Board”) has unanimously (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Merger and (iii) resolved, subject to the terms and conditions set forth herein, to recommend adoption of this Agreement by the shareholders of the Company;

WHEREAS, the Board of Directors of Parent and Merger Sub, on the terms and subject to the conditions set forth herein, have unanimously approved and declared advisable this Agreement and the consummation of the Transactions, including the Merger;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain officers and directors of the Company as identified on Schedule A attached thereto are entering into a voting agreement (the “Voting Agreement”) with Parent pursuant to which, among other things, such persons (solely in their capacity as shareholders) have agreed, on the terms and subject to the conditions set forth in the Voting Agreement, to vote the Common Stock owned by them in favor of the Merger, this Agreement and the Transactions; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the Transactions and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the conditions set forth herein, the parties intending to be legally bound hereto agree as follows:

ARTICLE I
THE MERGER

Section 1.01          The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the NYBCL, at the Effective Time, (a) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall cease, and (b) the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the NYBCL.

Section 1.02          Closing.  The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern Time, on a date to be specified by the Company and Parent, which shall be no later than the second (2nd) Business Day after satisfaction or (to the extent permitted by applicable Law and this Agreement) waiver of the conditions set forth in ARTICLE VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law and this Agreement) waiver of those conditions), at the offices of DLA Piper LLP (US), 1251 Avenue of the Americas, New York, New York 10020, unless another time, date or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03          Effective Time.  On the Closing Date, the Company and Merger Sub shall (a) file a certificate of merger with the New York Department of State (the “Department of State”) in such form as is required by, and executed in accordance with, the relevant provisions of the NYBCL (the “Certificate of Merger”), and (b) make all other filings or recordings required by the NYBCL to effectuate the Merger.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with, and accepted by, the Department of State or at such subsequent date and time as the Company and Merger Sub shall agree and specify in the Certificate of Merger in accordance with the NYBCL (the date and time that the Merger becomes effective is referred to as the “Effective Time”).

Section 1.04          Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in Section 906 of the NYBCL and this Agreement.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, privileges, immunities, powers, and purposes of the Company and Merger Sub shall vest in the Surviving Corporation, and all liabilities, obligations and duties of the Company and Merger Sub shall become the liabilities, obligations and duties of the Surviving Corporation.

Section 1.05          Certificate of Incorporation and Bylaws.  The certificate of incorporation and bylaws of the Surviving Corporation, in each instance, in effect immediately prior to the Effective Time, shall be amended and restated at the Effective Time to conform to the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time

(except that the name of the Surviving Corporation shall be “Alteva, Inc.”), and, as so amended and restated, (a) such amended and restated certificate of incorporation shall be the amended and restated certificate of incorporation of the Surviving Corporation, and (b) such amended and restated bylaws shall be the amended and restated bylaws of the Surviving Corporation, in each instance, until thereafter changed or amended as provided therein or by applicable Law.

Section 1.06          Officers and Directors.  As of the Effective Time, the Persons listed on Annex I hereto shall be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified in accordance with applicable Law, as the case may be.  As of the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified in accordance with applicable Law, as the case may be.

ARTICLE II
EFFECT OF MERGER ON CAPITAL STOCK OF CONSTITUENT CORPORATIONS; COMPANY STOCK OPTIONS; EXCHANGE OF CERTIFICATES

Section 2.01          Effect on Outstanding Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any shares of Common Stock, Senior Preferred Stock or common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”):

(a)           each share of Common Stock or Senior Preferred Stock (i) held by the Company as treasury stock, (ii) owned by any direct or indirect wholly-owned Company Subsidiary, or (iii) that is issued or outstanding and owned directly or indirectly by Parent or Merger Sub immediately prior to the Effective Time (collectively, the “Cancelled Shares”) shall be automatically cancelled and retired and shall cease to exist, and no cash, stock or other consideration shall be delivered or deliverable in exchange therefor;

(b)           each share of Merger Sub Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation;

(c)           each share of Senior Preferred Stock that is issued and outstanding immediately prior to the Effective Time, other than shares of Senior Preferred Stock that constitute either Cancelled Shares or Dissenting Shares, shall automatically be converted into the right to receive an amount in cash equal to the par value of such shares ($100.00) plus any accrued but unpaid dividends thereon to the Effective Date, without interest and subject to any withholding of taxes required by applicable Law (the “Senior Preferred Stock Merger Consideration”) and all such shares of Senior Preferred Stock shall cease to be outstanding and shall be automatically cancelled and retired and shall cease to exist, and each holder of a certificate (a “Senior Preferred Stock Certificate”) or book-entry shares (“Senior Preferred Book-Entry Shares”) that, immediately prior to the Effective Time, represented any shares of Senior Preferred Stock shall thereafter cease to have any rights with respect to such shares of Senior Preferred Stock, except, in all cases, the right to receive (other than with respect to shares of

Senior Preferred Stock that constitute either Cancelled Shares or Dissenting Shares) the Senior Preferred Stock Merger Consideration, without interest, to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.05; and

(d)           each share of Common Stock that is issued and outstanding immediately prior to the Effective Time, other than shares of Common Stock that constitute Cancelled Shares, shall automatically be converted into the right to receive an amount in cash equal to $4.70, without interest and subject to any withholding of taxes required by applicable Law (the “Common Stock Merger Consideration” and, together with the Senior Preferred Stock Merger Consideration, the “Merger Consideration”) and all such shares of Common Stock shall cease to be outstanding and shall be automatically cancelled and retired and shall cease to exist, and each holder of a certificate (a “Common Stock Certificate” and, together with the Senior Preferred Stock Certificates, each a “Stock Certificate”) or book-entry shares (“Common Stock Book-Entry Shares” and, together with the Senior Preferred Book-Entry Shares, the “Book-Entry Shares”) that, immediately prior to the Effective Time, represented any shares of Common Stock shall thereafter cease to have any rights with respect to such shares of Common Stock, except, in all cases, the right to receive (other than with respect to shares of Common Stock that constitute Cancelled Shares) the Common Stock Merger Consideration, without interest, to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.05.

Section 2.02          Appraisal Rights.

(a)           With respect to shares of Common Stock, no appraisal rights shall be available in connection with the consummation of the Merger or the other Transactions.

(b)           Notwithstanding any provision of this Agreement to the contrary, to the extent that the right to demand payment of fair value for shares of Senior Preferred Stock in connection with the Merger is available under the NYBCL, any outstanding share of Senior Preferred Stock that so qualifies and is held by a Dissenting Shareholder (“Dissenting Shares”) shall not be converted into the right to receive the Senior Preferred Stock Merger Consideration, but shall become the right to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to the NYBCL; provided, however, that each such share of Senior Preferred Stock outstanding immediately prior to the Effective Time held by a Dissenting Shareholder who, after the Effective Time, withdraws its demand or fails to perfect or otherwise loses its right to receive payment of fair value, pursuant to the NYBCL, shall be deemed to be converted as of the Effective Time into the right to receive the Senior Preferred Stock Merger Consideration, without interest.  As used in this Agreement, “Dissenting Shareholder” means any record holder or beneficial owner of shares of Senior Preferred Stock who is entitled to demand and receive payment of the fair value of such holder’s shares of Senior Preferred Stock pursuant to Section 910 of the NYBCL and who complies with all of the applicable provisions of the NYBCL (including Section 623 of the NYBCL) concerning the right of holders of shares of Senior Preferred Stock to object to the Merger and obtain fair value for such shares.

(c)           The Company shall give Parent (i) prompt notice of any demands for payment of fair value pursuant to the applicable provisions of the NYBCL received by the Company, attempted withdrawals of such demands, and any other instruments served pursuant to the NYBCL and received by the Company relating to rights of appraisal and (ii) the opportunity to participate in and direct the conduct of all negotiations and proceedings with respect to demands for payment of fair value under the NYBCL.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands for payment of fair value, or settle, or offer to settle, or otherwise negotiate any such demands for payment of fair value.

Section 2.03          Restricted Stock; Company Stock Options.

(a)           Restricted Stock.  Prior to the Effective Time, the Company shall take, and cause the Board or any committee administering the Company’s 2008 Long-Term Incentive Plan, as amended (the “Stock Plan”) to adopt resolutions approving the taking of, all actions to provide that each share of Common Stock outstanding immediately prior to the Effective Time that is subject to vesting or other lapse restrictions pursuant to the Stock Plan or any applicable restricted stock award agreement (collectively, “Restricted Stock”) (i) shall automatically vest and become free of such restrictions immediately prior to the Effective Time, (ii) shall cease to be outstanding and shall be automatically cancelled and retired and shall cease to exist, and (iii) shall be automatically converted into the right to receive the Common Stock Merger Consideration in accordance with Section 2.01(d); provided, however, that the Common Stock Merger Consideration to be paid with respect to any such shares of Restricted Stock shall be paid net of any applicable tax withholdings as set forth in Section 2.03(b)(ii) below, which the Surviving Corporation or the Parent, as the case may be, shall promptly pay when due to the appropriate Governmental Entity for the account of each holder of the Restricted Stock.

(b)           Stock Options.

(i)            At or prior to the Effective Time, with respect to each Company stock option outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, that represents the right to acquire shares of Common Stock under the Stock Plan or otherwise (such options, the “Cash Out Options”), the Company shall take, and cause the Board or any committee administering the Stock Plan to adopt resolutions to provide that each such Cash Out Option shall as of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of the option or any other Person (A) automatically become fully vested and exercisable, (B) cease to be outstanding and be automatically cancelled and cease to exist, and (C) be automatically converted into the right to receive the Option Cash Amount.  For purposes of this Section 2.03(b)(i), the “Option Cash Amount” shall mean the product of (1) the excess, if any, of the Common Stock Merger Consideration over the exercise price per share of the applicable Cash Out Option, and (2) the number of shares of Common Stock subject to the applicable Cash Out Option; provided, however, that the Option Cash Amount shall be paid net of any applicable tax withholdings as set forth in Section 2.03(b)(ii) below, which the Surviving Corporation or the Parent, as the case may be, shall promptly pay when due to the appropriate Governmental Entity for the account of each holder of the Cash Out Option.

(ii)           At the Effective Time, Parent shall pay the aggregate Option Cash Amount payable by the Surviving Corporation with respect to all Cash Out Options, to the account or accounts designated by the Company by wire transfer of immediately available United States funds.  Promptly after the Effective Time (but in no event later than the second

(2nd) Business Day thereafter), the Surviving Corporation shall pay the holders of Cash Out Options, as the case may be, the cash payments specified in this Section 2.03(b).  No interest shall be paid or accrue on such cash payments.  To the extent that the Surviving Corporation or Parent is required to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Cash Out Options or any holder of Restricted Stock with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of any other tax Law, the amounts so deducted and withheld and paid over to the appropriate taxing authority by the Surviving Corporation or Parent shall be treated for all purposes of this Agreement as having been paid to the holder of Cash Out Options or Restricted Stock in respect of which such deduction and withholding was made by the Surviving Corporation.

Section 2.04          Certain Adjustments.  Notwithstanding any provision of this ARTICLE II to the contrary, if, between the date of this Agreement and the Effective Time, (a) the outstanding shares of Senior Preferred Stock or Common Stock shall have been increased, decreased, changed into or exchanged for a different number of shares or different class, in each case, by reason of any reclassification, recapitalization, stock split (including reverse stock split), split-up, combination or exchange or readjustment of shares or (b) a stock dividend or dividend payable in any other securities of the Company shall be declared with a record date within such period shall have occurred, then in each case the Senior Preferred Stock Merger Consideration, the Common Stock Merger Consideration and/or the Option Cash Amount, as applicable, shall be appropriately adjusted to provide the holders of shares of Senior Preferred Stock, Common Stock and Cash Out Options, respectively, the same economic effect as contemplated by this Agreement prior to such event.

Section 2.05          Exchange of Stock Certificates and Book-Entry Shares; Paying Agent.

(a)           Paying Agent.  Prior to the Closing Date, Parent shall designate, and enter into an agreement with, a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the (i) Senior Preferred Stock Merger Consideration payable to holders of Senior Preferred Stock, and (ii) Common Stock Merger Consideration payable to holders of Common Stock, in each instance, payable as a result of the consummation of the Merger upon surrender of Stock Certificates or Book-Entry Shares, as applicable.  Immediately prior to the filing of the Certificate of Merger in accordance with the NYBCL, (x) the Company will deposit, or cause to be deposited, with the Paying Agent an amount of cash determined by Parent (which amount shall not exceed the difference between available unrestricted cash on hand minus the sum of (i) reserves for payments to be made pursuant to Section 5.14 of this Agreement, and (ii) any outstanding checks issued by the Company or any Company Subsidiary) and (y) Parent will deposit, or cause to be deposited, with the Paying Agent an amount of cash sufficient, when added to the amount of cash deposited by the Company pursuant to Section 2.05(a)(x), to effect the payment of the aggregate Merger Consideration.  Such aggregate Merger Consideration, once deposited with the Paying Agent, shall, pending its disbursement to holders of shares of (A) Senior Preferred Stock that have been converted into the right to receive Senior Preferred Merger Consideration pursuant to Section 2.01(c) and (B) Common Stock that have been converted into the right to receive Common Stock Merger Consideration pursuant to Section 2.01(d), shall be held in trust for the benefit of such holders and shall not be used for any other purposes.

(b)           Payment Procedures.  As soon as practicable after the Effective Time (but no later than the second (2nd) Business Day thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Senior Preferred Stock and Common Stock as of immediately prior to the Effective Time (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Stock Certificates and Book-Entry Shares shall pass, only upon proper delivery of the Stock Certificates or Book-Entry Shares, as applicable, held by a holder to the Paying Agent and shall be in such form and have such other provisions as the Company, Parent and the Surviving Corporation may reasonably agree upon prior to the Effective Time), and (ii) instructions for use in effecting the surrender of the Stock Certificates and Book-Entry Shares in exchange for payment of the applicable portion of the Merger Consideration to which the holder thereof is entitled.  Upon surrender of a Stock Certificate or Book-Entry Shares, as applicable, for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as the Paying Agent may reasonably require, the holder of such Stock Certificate or Book-Entry Shares, as applicable, shall be entitled to receive the applicable portion of the Merger Consideration to which the holder thereof is entitled in accordance with the terms of this ARTICLE II, without interest, in exchange for each share of Senior Preferred Stock or Common Stock, as applicable, formerly represented by such Stock Certificate or Book-Entry Shares, as applicable, and the Stock Certificate or Book-Entry Shares, as applicable, so surrendered shall forthwith be cancelled.  Until surrendered as contemplated by this Section 2.05(b), each Stock Certificate or Book-Entry Shares, as applicable (other than a Stock Certificate or Book-Entry Shares, as applicable, representing shares of Senior Preferred Stock or Common Stock that constitute either Cancelled Shares or Dissenting Shares, as applicable), shall be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the Merger Consideration, without interest, into which the shares of Senior Preferred Stock or Common Stock theretofore represented by such Stock Certificate or Book-Entry Shares, as applicable, shall have been converted pursuant to Sections 2.01(c) or (d), as applicable.

(c)           No Further Ownership Rights; Transfer Books.  All consideration paid upon the surrender of a Stock Certificate or Book-Entry Shares, as applicable, in accordance with the terms of this ARTICLE II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Senior Preferred Stock or Common Stock theretofore represented by such Stock Certificate or Book-Entry Shares, as applicable, and, at the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Senior Preferred Stock or Common Stock which were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Stock Certificates or Book-Entry Shares, as applicable, that evidenced ownership of either shares of Senior Preferred Stock or Common Stock, in each instance, outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Senior Preferred Stock or Common Stock, as applicable, except as otherwise provided for herein or by applicable Law.  If, after the Effective Time, Stock Certificates or Book-Entry Shares, as applicable, are presented to the Surviving Corporation, Parent or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this ARTICLE II, except as otherwise provided by applicable Law.

(d)           Undistributed Merger Consideration.  Any portion of the funds made available to the Paying Agent pursuant to Section 2.05(a) that remains undistributed to holders of

Stock Certificates or Book-Entry Shares, as applicable, on the date that is one (1) year after the Effective Time shall be delivered to the Surviving Corporation or its designee, and any holder of a Stock Certificate or Book-Entry Shares, as applicable, who has not theretofore complied with this ARTICLE II shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) and only as a general creditor thereof with respect to the payment of any Merger Consideration to which such holder is entitled pursuant to this ARTICLE II upon surrender of a Stock Certificate or Book-Entry Shares, as applicable.  Any portion of the funds made available to the Paying Agent pursuant to Section 2.05(a) that remains unclaimed by holders of Stock Certificates or Book-Entry Shares, as applicable, on the date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

(e)           No Liability.  None of Parent, Merger Sub, the Company, the Surviving Corporation, the Paying Agent or their respective representatives shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f)            Lost, Stolen or Destroyed Stock Certificates.  If any Stock Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such Stock Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting of a bond in customary form in favor of the Surviving Corporation, in such reasonable amount as Surviving Corporation may direct, as an unsecured indemnity against any claim that may be made against it with respect to such Stock Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Stock Certificate the Merger Consideration payable pursuant to this Agreement in respect of the shares of Common Stock or Senior Preferred Stock, as applicable, formerly represented by such Certificate, as contemplated by this ARTICLE II.

(g)           Withholding Rights.  The Surviving Corporation and Parent shall be entitled, and shall be entitled to direct the Paying Agent, to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of any other tax Law.  Other than with respect to deductions or withholdings from payments to the holders of Restricted Stock, prior to any such deduction or withholding (or direction to the Paying Agent to do the same), the Surviving Corporation or Parent, as applicable, shall provide reasonable notice to the Person in respect of which such deduction and withholding will be made. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Paying Agent, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, and shall be paid, by the Surviving Corporation, Parent or Paying Agent, as applicable, to the appropriate Governmental Entity.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.01          Representations and Warranties of the Company.  Except as disclosed in the disclosure letter delivered on the date hereof to Parent and Merger Sub (the “Company Disclosure Letter”) (which exceptions and responses will qualify the section or subsection they specifically reference and will also qualify other sections or subsections in this ARTICLE III to the extent that it is reasonably apparent on the face of an exception or response that such exception or response is applicable to such other section or subsection, whether or not any such section references the Company Disclosure Letter, other than any matters required to be disclosed pursuant to Section 3.01(b) (to the extent related to capitalization), which matters shall be specifically disclosed in the applicable section of the Company Disclosure Letter), the Company represents and warrants to each of Parent and Merger Sub as follows:

(a)           Organization, Standing and Corporate Power.  The Company and each Company Subsidiary is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, as the case may be, and has all requisite corporate or similar power and authority required to own, lease and operate its properties and to carry on its business as presently conducted.  The Company and each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed has not had and would not reasonably be expected to have a Material Adverse Effect.

(b)           Capital Structure.

(i)            The authorized capital stock of the Company consists of (A) ten million (10,000,000) shares of Common Stock and (B) ten million five thousand (10,005,000) preferred shares (“Preferred Stock”), of which five thousand (5,000) shares have been designated as Senior Preferred Stock, par value $100 per share, and ten thousand (10,000) shares have been designated as series A junior participating preferred shares, par value of $0.01 per share (the “Junior Preferred Stock”). As of the close of business on the Business Day immediately preceding the date of this Agreement:

(A)          6,000,731 shares of Common Stock, including the Restricted Stock set forth on Section 3.01(b)(vi) of the Company Disclosure Letter, are issued and outstanding;

(B)          902,434 shares of Common Stock are held by the Company in its treasury;

(C)          362,848 shares of Common Stock were authorized and reserved for issuance upon exercise of outstanding options representing the right to acquire shares of Common Stock (the “Stock Options”) awarded pursuant to, and subject to the terms of, the Stock Plan, 260,555 of which are vested;

(D)          5,000 shares of Senior Preferred Stock are issued and outstanding; and

(E)           none of the authorized shares of Junior Preferred Stock or Preferred Stock (other than the Senior Preferred Stock) are issued and outstanding.

(ii)           All issued and outstanding shares of Common Stock and Senior Preferred Stock of the Company are duly authorized, validly issued, fully paid and non-assessable and are not subject to and were not issued in violation of any preemptive right.

(iii)          There are no bonds, debentures, notes or other Indebtedness of the Company or any Company Subsidiary having, or providing the holders thereof, the right to vote (or which are convertible into, exchangeable for or exercisable for, shares of capital stock of the Company, equity or other securities of the Company having the right to vote) on any matters on which shareholders of the Company may vote.  Other than pursuant to the Stock Plans and the Stock Options, there are no Contracts, agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the issuance of or the voting interest in any shares of capital stock of the Company or which restrict the transfer of any such shares (other than agreements restricting the transfer of Restricted Stock), and to the Company’s Knowledge, as of the date of this Agreement, other than any agreements among shareholders described in a filing on Schedule 13D or an amendment thereto, there are no shareholder agreements, voting trust agreements, registration rights agreements or other similar third party agreements or understandings with respect the disposition or voting of any such shares or which restrict the transfer of any such shares.

(iv)          Other than pursuant to the Stock Plan, the Stock Options, and except for the Common Stock and the Senior Preferred Stock, there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities or equity interests of the Company, (B) any securities of the Company or any of the Company Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Company or any of the Company Subsidiaries, or (C) any warrants, calls, options, subscriptions, convertible securities or other rights to acquire from the Company or any of the Company Subsidiaries, and no Contract, obligation, agreement or commitment of the Company or any of the Company Subsidiaries to issue, transfer or sell any shares of capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for shares of capital stock or voting securities or equity interests of the Company, and there are not any outstanding Contracts relating to or obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities, including any Contracts or agreements granting or extending any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of the Company or any of the Company Subsidiaries.

(v)           Section 3.01(b)(v) of the Company Disclosure Letter sets forth a true, complete and correct list of the Stock Options, including the names of the Person to whom such Stock Options have been granted, the number of shares subject to each Stock Option, the per share exercise price for each Stock Option and the portion, if any, of each Stock Option that is currently exercisable.

(vi)          Section 3.01(b)(vi) of the Company Disclosure Letter sets forth a true, complete and correct list of the unvested Restricted Stock outstanding under the Stock Plan, including the name of the Persons to whom such Restricted Stock awards have been granted and the number of shares granted.  Neither the Company nor any Company Subsidiary has issued any “phantom” stock or stock appreciation rights.

(vii)         Section 3.01(b)(vii) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company and, for each such Subsidiary, its jurisdiction of incorporation or organization.  Prior to the date of this Agreement, the Company has made available to Parent (including via the SEC’s EDGAR system) true and complete copies of the certificate of incorporation and bylaws (or equivalent organizational documents) of the Company as in effect on the date of this Agreement and, prior to the Effective Time, the Company will make available to Parent true and complete copies of the certificate of incorporation and bylaws (or equivalent organizational documents) of each Subsidiary of the Company as in effect on the date of this Agreement.  The Company is not in material violation of any of the provisions of its organizational documents.  Each Subsidiary is not in violation of the provisions of its organizational documents, except where such violation would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(viii)        Except as set forth on Section 3.01(b)(viii) of the Company Disclosure Letter, all of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is wholly-owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests).  There are no issued, reserved for issuance or outstanding (A) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of, or other ownership interests in, any Subsidiary of the Company, (B) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other Contracts, obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or other voting securities of, or other ownership interests in, any Subsidiary of the Company or (C) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or other ownership interests in, any Subsidiary of the Company (the items in clauses (A) through (C) being referred to collectively as the “Company Subsidiary Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to issue, repurchase, redeem or otherwise acquire any Company Subsidiary Securities.  Except for (X) the capital stock or other voting securities of, or other ownership interests in, its Subsidiaries, and (Y) as set forth on Section 3.01(b)(viii) of the Company Disclosure Letter, shares of publicly traded securities held for investment by the Company (which, in no case, exceeds 5% of the outstanding securities of any such entity), the Company does not own, directly or indirectly, any capital stock or other voting securities of, or other ownership interests in, any Person.  All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company have been validly issued, were issued free of preemptive rights and are fully paid and non-assessable.

(ix)          All dividends or other distributions on the shares of Company Common Stock and Senior Preferred Stock and any dividends or other distributions on any Company Subsidiary Securities which have been authorized and declared prior to the date hereof have been paid in full (except to the extent that such dividends have been publicly announced and are not yet due and payable).

(c)           Authority; Noncontravention.

(i)            The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Shareholder Approval, to consummate the Merger and each of the other Transactions.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and each of the other Transactions have been duly and validly authorized and approved by the Board and, other than obtaining the Shareholder Approval, no other corporate proceedings on the part of the Company or any of its Subsidiaries are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and each of the other Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Bankruptcy and Equity Exceptions”).  The Board, at a meeting duly called and held, has (A) adopted resolutions unanimously approving and declaring advisable this Agreement, the Merger and the Transactions, (B) resolved to unanimously recommend that the shareholders of the Company adopt this Agreement and approve the Merger, and (C) directed that this Agreement be submitted to the holders of Common Stock for their adoption (the “Company Recommendation”).

(ii)           The execution, delivery and performance of this Agreement by the Company does not, and the consummation by the Company of the Transaction, including the Merger, and compliance by the Company with the provisions of this Agreement will not, conflict with, or result in any violation or breach by the Company or any Company Subsidiary of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give rise to a right of, or result in, termination, amendment, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any pledges, liens, restrictions, charges, rights of any third party, easements, encroachments, encumbrances, mortgages, rights of first refusal, rights of first offer or security interests of any kind or nature whatsoever or rights of others of any kind or nature (collectively, “Liens”) in or upon any of the properties or other assets of the Company or any Company Subsidiary under, (A) the certificate of incorporation or the bylaws of the Company or the comparable organizational documents of any Company Subsidiary, (B) except as set forth on Section 3.01(c)(ii) of the Company Disclosure Letter, any loan or credit agreement, bond, debenture, note, mortgage, indenture, license agreement, lease or other contract, agreement or binding commitment (each, whether written or oral and including all amendments thereto, a “Contract”) or other instrument or Permit to which the Company or any Company Subsidiary is a party or any of their respective properties or other assets may be bound, or (C) subject to (1) obtaining the Shareholder Approval and (2) the governmental filings and the other matters referred to in Section 3.01(d), any (x) Law applicable to the Company or any Company Subsidiary or their respective properties or other assets or (y) order, writ, injunction, decree, statute, rule, regulation, judgment or stipulation, in each case applicable to the Company or any of its Subsidiaries or their respective properties or other assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, breaches, defaults, rights, losses or Liens that would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(d)           Governmental And Other Approvals.  Except as set forth on Section 3.01(d) of the Company Disclosure Letter, no consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, tribunal, commission, authority or accrediting body or any non-governmental self-regulatory agency, commission, authority or accrediting body (whether or not private or quasi-private) including any taxing authority (each, a “Governmental Entity”) is required by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement by the Company or the consummation of the Transaction, including the Merger, except for (i) the filing with the United States Securities and Exchange Commission (the “SEC”) of (A) a proxy statement relating to the adoption by the shareholders of the Company of this Agreement (as amended or supplemented from time to time, the “Proxy Statement”), and (B) such reports under the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”), the Securities Act (as defined below) and state securities or state “blue sky” laws as may be required in connection with this Agreement and the consummation of the Transactions contemplated by this Agreement, (ii) the NYBCL with respect to the filing of the Certificate of Merger with the Department of State and appropriate documents with the relevant authorities of other states in which the Company or any Company Subsidiary is qualified to do business, (iii) any filings, which do not include requests for any consents or approval, required under the rules and regulations of the New York Stock Exchange, (iv) such filings, which do not include requests for any consents or approval, as may be required in connection with state and local transfer Taxes, and (v) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(e)           Company SEC Reports.

(i)            Other than as set forth on Schedule 3.01(e)(i) of the Company Disclosure Letter, the Company has timely filed with or furnished to the SEC all forms, reports, statements, certifications and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since January 1, 2013 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”).  The Company has made available to Parent (including via the SEC’s EDGAR system) all such Company SEC Documents that it has filed or furnished prior to the date hereof.  As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder), the “Securities Act”) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  None of the Company’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC.

(ii)           Each of the audited consolidated financial statements and unaudited consolidated financial statements of the Company included in the Company SEC Documents (including the related notes and schedules), as of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), complied as to form in all material respects with all applicable published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States consistently applied (“GAAP”) and applicable published rules and regulations of the SEC consistently applied during the periods involved (except (A) with respect to financial statements included in Company SEC Documents filed as of the date of this Agreement, as may be indicated in the notes thereto, or (B) as permitted by the rules and regulations of the SEC, including Regulation S-X, as applicable), and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated statements of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown therein.

(iii)          Other than as set forth on Schedule 3.01(e)(iii) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether known or unknown, whether asserted or unasserted, whether accrued or unaccrued, whether absolute or contingent or otherwise and whether due or to become due) and there is no existing condition, situation or set of circumstances that would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except liabilities or obligations (A) reflected or reserved against on the consolidated balance sheet, including the notes thereto (the “Balance Sheet”) of the Company as of June 30, 2015 (the “Balance Sheet Date”) included in the Company SEC Documents, (B) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice, (C) as specifically contemplated by this Agreement or otherwise in connection with the Transactions, including those transaction fees set forth on Schedule 3.01(e)(iii) of the Company Disclosure Letter, or (D) as would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(iv)          Since January 1, 2013, the Company has designed and maintained disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act.  The system of internal controls over financial reporting is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with

GAAP.  The Company’s disclosure controls and procedures are designed to ensure that all information (both financial and nonfinancial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on Company management’s most recently completed evaluation of the Company’s internal control over financial reporting, (A) the Company had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) the Company does not have any Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2013, to the Knowledge of the Company, no executive officer or director of the Company has received or otherwise had or obtained knowledge of, and to the Knowledge of the Company, no auditor, accountant, or representative of the Company has provided written notice to the Company or any executive officer or director of, any substantive complaint or allegation that the Company or any Company Subsidiary has engaged in improper accounting practices. For the purposes of this Section 3.01(e)(iv), the terms “significant deficiencies” and “material weakness” shall have the meanings assigned to them in Release 2007-005A of the Public Company Accounting Oversight Board, as in effect on the date hereof.

(v)           Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(vi)          Neither the Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries, and the Company is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the NYSE, in each case, except for any non-compliance that would not reasonably be expected to have a Material Adverse Effect.

(vii)         Prior to the date of this Agreement, the Company has made available to Parent (including via the EDGAR database maintained by the SEC) copies of all comment letters received by the Company from the SEC since January 1, 2013 relating to the Company SEC Reports, together with all written responses of the Company thereto. As of the date of this Agreement: (i) there are no outstanding or unresolved comments in any such comment letters received by the Company from the SEC (or the staff of the SEC); and (ii) to the Knowledge of the Company, none of the Company SEC Reports is the subject of any ongoing review by the SEC.

(f)            Absence of Changes.  Since December 31, 2014, except as set forth in Section 3.01(f) of the Company Disclosure Letter and except for this Agreement and the Transactions contemplated by this Agreement, the Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course of business, and there has not been (A) any Material Adverse Change or any event, change or occurrence that would reasonably be expected to result in a Material Adverse Change, (B) any action or event that, had such action or event occurred after the date of this Agreement and prior to the Effective Time, would be prohibited by Sections 4.01(a), 4.01(f), 4.01(g), 4.01(j), 4.01(n), 4.01(o), 4.01(p), 4.01(t), 4.01(u), 4.01(w), 4.01(x) and 4.01(bb) or (C) any amendment to the certificate of incorporation or bylaws (or equivalent organizational documents) of the Company or any Subsidiary of the Company.

(g)           Litigation.  Except as set forth in Section 3.01(g) of the Company Disclosure Letter, there is no suit, claim, action, legal or administrative proceeding pending, or, to the Company’s Knowledge, threatened, against the Company or any Company Subsidiary, including, without limitation, any such suit, claim, action, legal or administrative proceeding that challenges the validity or propriety, or seeks to prevent consummation, of the Merger or the Transaction.  Except as set forth in Section 3.01(g) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is subject to any material outstanding order, writ, judgment, decree, injunction, ruling, arbitration award or decree by or before any Governmental Entity or, to the Company’s Knowledge, investigation by any Governmental Entity that is expected to be material.  There is not currently any material internal investigation being conducted by the Company, the Board (or any committee thereof) or, to the Company’s Knowledge, any third party or Governmental Entity concerning any financial, accounting, conflict of interest, self-dealing, fraudulent, or deceptive conduct or other misfeasance or malfeasance issues, in each instance, involving the Company or any of its Subsidiaries.

(h)           Contracts.

(A)          Except as set forth in Section 3.01(h)(A) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to or bound by, and none of their respective properties or other assets is subject to (whether written or oral):

(i)            any Contract containing covenants limiting in any material respect the freedom of the Company or any Company Subsidiary to compete in any line of business or with any other Person;

(ii)                                  any joint venture, partnership, manufacturer, development or supply agreement or other Contract which, in each case, involves a sharing of revenue, profits, losses, costs or liabilities by the Company or any Company Subsidiary with any other Person;

(iii)                               any royalty, dividend or similar arrangement to be paid, or received, by the Company that is based on the revenue or profits of the Company or any Company Subsidiary or any Contract or agreement involving fixed price or fixed volume arrangements;

(iv)                              any Contract for the purchase or sale of materials, supplies, goods, services, equipment or other assets providing for annual payments by the Company and its Subsidiaries or to the Company and its Subsidiaries, respectively, of one hundred fifty thousand dollars ($150,000) or more, other than those that can be terminated by the Company or any of its Subsidiaries on less than sixty (60) calendar days’ notice without payment by the Company or any Subsidiary of any material penalty;

(v)                                 any Contract granting any other party “most favored nation” or similar status;

(vi)                              any loan or guaranty agreement, note, indenture or other instrument, Contract, or agreement under which the Company or any Company Subsidiary has incurred any Indebtedness, other than obligations for the deferred purchase price of property, goods or services not in excess of fifty thousand dollars ($50,000) individually or one hundred fifty thousand dollars ($150,000) in the aggregate;

(vii)                           any employment or severance agreement or arrangement (other than those that are terminable by the Company or any of its Subsidiaries without cost or penalty upon sixty (60) or fewer calendar days’ notice);

(viii)                        any Company Benefit Plan (as hereinafter defined), any of the benefits of which will be increased, or the vesting or payment of benefits of which will be accelerated, by the consummation of the Transactions or the value of any of the benefits of which will be calculated on the basis of the consummation of the Transactions;

(ix)                              any Contract relating to any acquisition of securities or assets of another Person or another business by the Company or any Company Subsidiary pursuant to which the Company or any Company Subsidiary has continuing “earn-out” or other contingent payment, indemnification or guarantee obligations;

(x)                                 any Company Lease with an annual rent in excess of fifty thousand dollars ($50,000);

(xi)                              any Contract (other than pursuant to organizational and insurance-related documents) providing for indemnification by the Company or any of its Subsidiaries of any officer, director or employee of the Company or any of its Subsidiaries;

(xii)                           any Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any of its Subsidiaries, or prohibits the issuance of guarantees by any of the Company’s Subsidiaries;

(xiii)                        any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets;

(xiv)                       any mortgage, security agreement, capital lease or other agreement that effectively creates a Lien on any material assets of the Company or any of its Subsidiaries;

(xv)                          any Contract with any Governmental Entity;

(xvi)                       any Contract that would prohibit or materially delay the consummation of the Merger or otherwise materially impair the ability of the Company to perform its obligations hereunder; or

(xvii)                    any Contract that is material within the meaning set forth in Item 601(b)(10) or Regulation S-K of the Securities Act.

(B)                               Each contract, agreement or arrangement which is required to be set forth on Section 3.01(h)(A) of the Company Disclosure Letter shall be referred to herein as a “Material Contract”; provided, however, for purposes of the remainder of this paragraph only, the term Material Contract shall also include Contracts entered into following the date hereof that would have been Material Contracts had they existed on the date hereof.  Except as set forth on Section 3.01(h)(B) of the Company Disclosure Letter, each Material Contract is valid and binding on the Company and any Company Subsidiary to the extent such Company Subsidiary is a party thereto, as applicable, and to the Company’s Knowledge, each other party thereto, and is in full force and effect and enforceable in accordance with its terms.  None of the Company, any Company Subsidiary or, to the Company’s Knowledge, any other party thereto is in material violation of or in material default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Material Contract to which it is a party or by which it or any of its properties or other assets is bound. The Company has made available to Parent (including via the EDGAR database maintained by the SEC) correct and complete copies of all Material Contracts, including any amendments thereto.  Neither the Company nor any Company Subsidiary has received any written notice to terminate, in whole or part, materially amend or not renew any executory obligation of a counterparty to a Material Contract that has not terminated or expired (in each case according to its terms) prior to the date of this Agreement (nor, to the Company’s Knowledge, does any such counterparty to a Material Contract intend to terminate, materially amend or not renew any Material Contract).

(i)                                     Compliance with Laws; Permits.

(i)                                     Except with respect to Environmental Laws, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and taxes, or as otherwise set forth in Section 3.01(i)(i) of the Company Disclosure Letter, the Company and each Company Subsidiary are and at all times since January 1, 2013 have been in compliance with all Laws applicable to it, its properties or other assets or its business or operations except where such failure to comply has not been and would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.  Neither the Company nor any Company Subsidiary has received any written notice since January 1, 2013 alleging that the Company or any Company Subsidiary is in violation of any Law to which the Company or any Company Subsidiary or any of their respective properties or other assets or its business or operations is subject, except for allegations which have been fully resolved and for non-compliance and written notices alleging any non-compliance that was not material and would not reasonably be expected to be material, in each case, with respect to the Company and its Subsidiaries taken as a whole.

(ii)                                  The Company and its Subsidiaries hold all material Permits necessary for the operation of the businesses of the Company and its Subsidiaries (the “Material Company Permits”).  The Company and each of its Subsidiaries is and since January 1, 2013, has been in compliance with the terms of the Material Company Permits, except for failures to comply that have not been and would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.  Since January 1, 2014, no event has occurred that (A) to the Knowledge of the Company, gives to any third party any right of termination, cancellation, revocation or adverse modification (with or without notice or lapse of time or both) of any Material Company Permit or (B) to the Knowledge of the Company, would otherwise reasonably be expected to result in the termination, cancellation, revocation, adverse modification or non-renewal of any Material Company Permit.

(iii)                               The Company has made available to Parent true and complete copies of all Material Company Permits.  Except as set forth on Section 3.01(i)(iii) of the Company Disclosure Schedule, all Material Company Permits are validly held by the Company and the Company Subsidiaries, as applicable, and are in full force and effect. Since January 1, 2014 neither the Company nor any of the Company Subsidiaries has received written notice to the effect that a Governmental Entity was considering the amendment in any material respect, termination, revocation or cancellation of any Material Company Permit.  Assuming the receipt of the approvals referred to in Section 3.01(d), none of the Material Company Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the Transactions.  The Company and the Company Subsidiaries are, and their business has been operated, in compliance, in all material respects, with the Communications Act and the rules of the FCC, and applicable state Law and PUC rules and regulations, applicable to the Company and the Company Subsidiaries.  Since January 1, 2013, the Company and the Company Subsidiaries have timely and validly made all filings and payments, and given all notices, required under the Communications Act, the rules of the FCC, applicable state Law, and the rules and regulations of any PUC and the Federal Universal Service Fund or any state equivalent thereto.

(j)                                    Environmental Matters.  Except as set forth on Section 3.01(j) of the Company Disclosure Schedule or as would not be material to the Company and its Subsidiaries taken as a whole, (i) neither the Company nor any Company Subsidiary has received, since January 1, 2013 (a) any written notice, demand or complaint alleging that the Company or any Company Subsidiary is in violation of any applicable Environmental Law or (b) any judicial, administrative or compliance order issued under Environmental Law against the Company or any Company Subsidiary which remains unresolved; (ii) no suit, claim, action, legal or administrative proceeding or request for information pursuant to Environmental Law is pending or, to the Knowledge of the Company, threatened in writing by any Governmental Entity against the Company or any Company Subsidiary under any applicable Environmental Law; (iii) the Company and the Company Subsidiaries are in compliance with all Environmental Laws and all Material Company Permits required under Environmental Laws for the conduct of their respective businesses; (iv) neither the Company nor any Company Subsidiary is a party to any order, judgment or decree that imposes any obligations under any Environmental Law on the Company or any Company Subsidiary; and (v) to the Knowledge of the Company, there has been no release or threatened release of any Hazardous Materials on, in, under, or from any Company Real Property by the Company, any Company Subsidiary or any other Person that requires remediation, monitoring or maintenance under Environmental Law.  For purposes of this Agreement, “Environmental Laws” means any applicable foreign, federal, state or local Law relating to human health and safety in respect of Hazardous Materials or the pollution, protection, or restoration of the Environment, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials; “Environment” means soil, sediment, land, surface or subsurface strata, surface water, ground water, and ambient air (including indoor air), and “Hazardous Materials” means any “hazardous substance,” as defined by CERCLA, any “hazardous waste,” as defined by RCRA, and any hazardous or toxic pollutant, contaminant, waste, chemical, material or substance or words of similar meaning and regulatory effect under Environmental Law, including asbestos, radioactive materials, polychlorinated biphenyls, petroleum and petroleum byproducts, lead and pesticides.  Since January 1, 2013, there has been no environmental investigation, study, audit, test, review or other analysis conducted of which the Company has Knowledge in relation to the current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned or leased by the Company or any of its Subsidiaries that has not been made available to Parent prior to the date hereof.

(k)                                 Labor Relations.  Except as set forth on Section 3.01(k) of the Company Disclosure Letter, there are no collective bargaining or other labor union agreements to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound and there are no negotiations or discussions currently pending or occurring between the Company or any Company Subsidiary and any union or employee association regarding any collective bargaining agreement or any other work rules or polices.  Except as set forth on Section 3.01(k) of the Company Disclosure Letter, none of the employees of the Company or any Company Subsidiary is represented by any union with respect to his or her employment by the Company or such Company Subsidiary.  Except as set forth on Section 3.01(k) of the Company Disclosure Letter, to the Company’s Knowledge, there are no lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees and during the last two (2) years there has not been any such action.  The Company and the Company Subsidiaries are, and since January 1, 2013 have been, in compliance, in all material respects, with all applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification, wages, hours and occupational safety and health and employment practices and is not engaged in any unfair labor practice.  The Company and its Subsidiaries are in compliance, in all material respects, with all labor agreements set forth or required to be set forth on Section 3.01(k) of the Company Disclosure Letter.

(l)                                     ERISA Compliance.  Except as set forth in Section 3.01(l) of the Company Disclosure Letter:

(i)                                     Section 3.01(l)(i) of the Company Disclosure Letter lists and the Company has made available to Parent complete and accurate copies (or a description of the material terms in the absence of a writing) of (A) each employment, change in control, retention, bonus, pension, profit sharing, deferred compensation, stock bonus, stock ownership, stock purchase, stock appreciation, restricted stock, stock option, “phantom” stock, retirement, tuition reimbursement, fringe benefit, employee discount or passes, vacation, paid-time-off, leave, severance, supplemental unemployment, salary continuation, death benefit, hospitalization, health, medical, health care flexible spending account, health savings account, accident, disability, employee assistance program, welfare benefit or other plan, program, policy, arrangement, procedure, handbook, agreement or understanding (whether or not legally binding and whether or not in writing) established, maintained, contributed to or required to be maintained or contributed to by the Company or any of its Subsidiaries or any other Person that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a “Commonly Controlled Entity,” and collectively, including the Company and any of its Subsidiaries, the “Commonly Controlled Entities”), in each case providing benefits to any current or former director, officer, employee, or other service provider of the Commonly Controlled Entities or their dependents or beneficiaries (collectively, the “Company Benefit Plans”), including each Company Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) (each, a “Company Pension Plan”) and each Company Benefit Plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (each, a “Company Welfare Plan”); (B) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is available together with any summaries of material modifications thereto; (C) each trust agreement, escrow, insurance policy, stop-loss and insurance or group annuity contract relating to any Company Benefit Plan; (D) the three most recent annual reports on a Form 5500 for each such Company Benefit Plan including all schedules, accountant opinions, and exhibits thereto; (E) services agreements with respect to any Company Benefit Plan including agreements with third-party administrators, actuaries, investment managers, investment advisors, and benefits consultants; (F) all rulings, determination letters, no-action letters, compliance letters, advisory opinions of any Governmental Entity that pertains to such Company Benefit Plan; (G) the most recent accounting disclosures, actuarial and financial reports with respect to each Company Benefit Plan for the current and three preceding years; and (H) filings with the Pension Benefit Guaranty Corporation (the “PBGC”) for the last seven years with respect to any Company Pension Plan subject to such filing requirements.

(ii)                                  Except as set forth on Section 3.01(l)(ii) of the Company Disclosure Letter, each Company Benefit Plan has been administered and operated in all material respects in accordance with its terms and the applicable provisions of ERISA, the Code and all other applicable Laws. The form of each Company Benefit Plan is in material compliance with applicable provisions of ERISA, the Code and all other applicable Laws. Other than the Commonly Controlled Entities, no corporation or trade or business has ever been controlled by, controlling, or under common control with the Company within the meaning of Section 414 of the Code or Sections 4001(a)(14) or 4001(b) of ERISA. The Company has not announced any plan or commitment, whether or not legally binding, to create any additional Company Benefit

Plan or to amend or modify any existing Company Benefit Plan, except to the extent required by applicable Law or necessary to bring an existing Company Benefit Plan into compliance with applicable Law.

(iii)                               Except as set forth on Section 3.01(l)(iii) of the Company Disclosure Letter, neither the Company nor any Commonly Controlled Entity has (A) maintained, contributed to or been required to contribute to any Company Pension Plan that is subject to Title IV of ERISA (including, any multiemployer plan (as that term is defined in Section 3(37) of ERISA) or a plan subject to Section 412 of the Code or Section 302 of ERISA), or (B) has any unsatisfied or unfunded liability under Title IV of ERISA or the Code. There is no event or condition existing which could be deemed a “reportable event” (within the meaning of Section 4043 of ERISA) with respect to which the 30-day notice requirement has not been waived. To Company’s Knowledge, no condition exists which could subject the Company or any Commonly Controlled Entity to a penalty under Section 4071 of ERISA. Neither the Company nor any Commonly Controlled Entity has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each such Company or any Commonly Controlled Entity ended prior to the date of this Agreement. With respect to each Company Pension Plan: (A) no such plan been terminated, no notice of intent to terminate such plan has been filed, and no amendment to treat such plan as terminated has been adopted; (B) neither the PBGC nor any other Person has instituted proceedings, or has notified the Company, that it intends to institute proceedings, to terminate (or to appoint a trustee to administer) such plan (or any portion thereof), nor is there a reasonable basis for the commencement of any such proceeding by the PBGC or any other Person; and (C) no lien applies to the assets of the Company or any other Person pursuant to Section 303(k) of ERISA or Section 430(k) of the Code.

(iv)                              Each Company Pension Plan that is intended to be tax-qualified within the meaning of Section 401(a) of the Code has received an unrevoked favorable determination letter, or may rely on an advisory or opinion letter issued with respect to a master and prototype or volume submitter plan, from the Internal Revenue Service (the “IRS”) regarding its qualified status, and, to the Company’s Knowledge, no event or omission has occurred that is reasonably likely to cause any Company Pension Plan to lose such qualification. Each trust created under any such Company Benefit Plan has been determined to be exempt from taxation under Section 501(a) of the Code, and, to the Company’s Knowledge, no circumstance exists that could result in a revocation of such exemption. Section 3.01(l)(iv) of the Company Disclosure Letter lists (a) all qualification failures that have been corrected or have been submitted for correction under the Employee Plans Compliance Resolution System (“EPCRS”) since January 1, 2012 and (b) all qualification failures to the Company’s Knowledge that have not yet been corrected or submitted for correction under EPCRS.

(v)                                 No Company Welfare Plan is a part of a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA. Except as set forth in Section 3.01(l)(v) of the Company Disclosure Letter list, no Company Welfare Plan is intended to meet the requirements of Code Section 501(c)(9). No circumstance exists that could give rise to a loss of any intended tax consequence or to any tax under Section 511 of the Code with respect to any Company Benefit Plan.

(vi)                              Since January 1, 2013, neither the Company nor any of its Subsidiaries has received written notice of, and to the Company’s Knowledge, there are no audits or investigations by any Governmental Entity with respect to, proceedings or other claims (except claims for benefits payable in the normal operation of the Company Benefit Plans), suits or proceedings against or involving any Company Benefit Plan or asserting any rights or claims to benefits under any Company Benefit Plan. Neither the Company nor any fiduciary of a Company Benefit Plan has engaged in a transaction with respect to any Company Benefit Plan that could subject the Company or any other Commonly Controlled Entity to a tax or penalty imposed by either Section 4975 of the Code or Section 502(l) of ERISA or a violation of Section 406 of ERISA. Neither the execution and delivery of this Agreement nor the consummation or performance of the Transactions will, directly or indirectly (with or without notice or lapse of time), result in the assessment of a tax or penalty under Section 4975 of the Code or Section 502(l) of ERISA or result in a violation of Section 406 of ERISA. The Company has no liability to the IRS, PBGC or U.S. Department of Labor (the “DOL”) with respect to any Plan including any liability imposed by Chapter 43 of Title 26 of the Code.

(vii)                           All amounts, contributions, premiums and benefit payments under or in connection with the Company Benefit Plans that are required to have been made in accordance with the terms of the Company Benefit Plans have been timely made or have been reflected on the most recent balance sheet filed or incorporated by reference into the Company SEC Documents. With respect to any Company Welfare Plan that is a self-insured or self-funded group health plan, any incurred but not reported claims pursuant to applicable accounting guidelines under such plan have been properly accrued.

(viii)                        Except as set forth on Section 3.01(l)(viii) of the Company Disclosure Letter neither the execution and delivery of this Agreement, the Shareholder Approval, nor the consummation of the Transactions could (i) limit the right of the Company or any Company Subsidiary to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust; (ii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered); or (iii) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any employee, director or consultant of the Company or any Company Subsidiary.

(ix)                              Other than as listed on Section 3.01(l)(ix) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is obligated (irrespective of any conditions or lapse of time) pursuant to any agreement or Company Benefit Plan to (a) make any severance, separation, termination, or similar benefit payment to any current or former officer, director, employee or consultant, or (b) accelerate the time of vesting for, change the time of payment to, or increase the amount of compensation due to, any current or former officer, director, employee or consultant.

(x)                                 Each Commonly Controlled Entity has complied with the applicable continuation requirements for each Company Benefit Plan, including (i) Section 4980B of the Code (as well as its predecessor provision, Section 162(k) of the Code) and Sections 601 through 608, inclusive, of ERISA (“COBRA”) and (ii) any applicable state Laws mandating welfare benefit continuation coverage for employees. No written or oral representation has been made to any employee or former employee of any Commonly Controlled Entity promising or guaranteeing any employer payment or funding for the continuation of medical, dental, life, disability or other coverage for any period of time beyond the end of the current plan year (except to the extent of coverage required under COBRA).

(xi)                              Except as set forth on Section 3.01(l)(xi) of the Company Disclosure Letter, neither the Company nor any fiduciary of a Company Benefit Plan has violated the requirements of Section 404 of ERISA. Each required report and description of a Company Benefit Plan (including IRS Form 5500 Annual Reports, Summary Annual Reports, Summary Plan Descriptions and Summaries of Material Modifications) have been (to the extent required) timely filed with the IRS, the DOL, the PBGC or other Governmental Entity and distributed as required, and all notices required by ERISA or the Code or any other Laws with respect to each Company Benefit Plan have been appropriately given.

(xii)                           Each Company Benefit Plan subject to Section 409A of the Code (“Nonqualified Deferred Compensation Plan”) complies in all material respects with Section 409A of the Code.  The Company has not (i) granted to any Person an interest in any Nonqualified Deferred Compensation Plan that is, or upon the lapse of a substantial risk of forfeiture with respect to such interest will be, subject to the Tax imposed by Section 409A(a)(1)(B) or (b)(4)(A) of the Code, or (ii) materially modified any Nonqualified Deferred Compensation Plan in a manner that could cause an interest previously granted under such plan to become subject to the Tax imposed by Section 409A(a)(1)(B) or (b)(4)(A) of the Code. Each Nonqualified Deferred Compensation Plan that is intended to be exempt from Parts 2, 3, and 4 of Title I of ERISA as a top-hat plan has filed timely an alternative compliance statement and is not subject to Parts 2, 3, or 4 of ERISA, and no assets have been allocated or held in a rabbi trust or similar vehicle for such plan.

(xiii)                        The Company is in material compliance with the Affordable Care Act (“ACA”) including the mandate to offer “minimum essential coverage” under an “eligible employer-sponsored plan” to its “full-time employees” (as those terms are defined under the ACA) beginning January 1, 2015, subject to applicable regulations and transition guidance.  In addition, all offers of group health coverage have been appropriately documented, and the Company does not reasonably expect to incur liability for any Taxes or any penalty for failure to comply with any of the foregoing solely related to the period beginning on January 1, 2015 and ending on the Closing Date. Any group health plan that is or was intended to be a “grandfathered health plan” (as such term is defined under the ACA) has continuously satisfied the requirements to be a grandfathered health plan since March 23, 2010. The Company has not reimbursed an employee’s premiums under an employer payment plan (as described in IRS Notices 2013-54 and 2015-17). The Company’s group health plan employs the initial and standard measurement, administrative, and stability periods set forth on Section 3.01(l)(xiii) of the Company Disclosure Letter for purposes of determining the status of full-time employees under the ACA.

(xiv)                       Except as set forth on Section 3.01(l)(ix) of the Company Disclosure Letter, other than the Restricted Stock and the Cash Out Options, no awards have been made under the Stock Plan that remain outstanding.

(m)                             Taxes.

(i)                                     Each of the Company and its Subsidiaries has filed in a timely manner (within any applicable extension period) all material tax returns required to be filed by it pursuant to applicable Law.  All such tax returns are true, complete and accurate in all material respects.  The Company and its Subsidiaries have timely paid all material taxes due and owing, whether or not shown on any tax return, except for taxes that are being contested in good faith by appropriate proceedings.

(ii)                                  Except as set forth in Section 3.01(m)(ii) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has received notice in writing of any proposed material deficiencies in or material dispute or claim concerning any tax return filed by the Company, which allegations have not been resolved, from any Governmental Entity and there is no currently effective agreement extending the period of assessment or collection of any taxes of the Company or any of its Subsidiaries nor has any request been made for any such extension.

(iii)                               Except as set forth in Section 3.01(m)(iii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by (A) any agreement currently in effect the principal purpose of which is tax sharing or tax indemnity whether or not written, other than among the Company and its Subsidiaries, or (B) any advance pricing agreement, closing agreement or other agreement relating to taxes with any taxing authority).

(iv)                              There are currently no material Liens for taxes asserted with respect to any assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for taxes not yet due and payable.

(v)                                 Neither the Company nor any of its Subsidiaries (A) is a member of a group of corporations within the meaning of Section 1504(a) of the Code (other than a consolidated group of which the Company is the parent) that files or has filed or has been required to file consolidated, combined, or unitary tax returns or filed taxes on a combined, unitary or similar basis with any entity (other than the Company or its Subsidiaries) for foreign, state or local tax purposes or (B) has any material liability for the taxes of any Person (other than Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by contract or otherwise.

(vi)                              There is no agreement, plan or arrangement under which the Company or any of its Subsidiaries may be required to pay a tax gross-up, reimbursement, equalization or similar payment to any Person with respect to any tax-related payments, including without limitation, with respect to any taxes arising under Section 409A or Section 280G of the Code.

(vii)                           Neither the Company nor any of its Subsidiaries is a party to any agreement, contract or arrangement that could result separately or in the aggregate, whether based solely on the Transactions or in combination with any other event, in the payment of an “excess parachute payment” within the meaning of Section 280G of the Code.

(viii)                        Neither the Company nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method, and, to the Knowledge of the Company, the Internal Revenue Service has not proposed any such change in accounting method.

(ix)                              Neither the Company nor any of its Subsidiaries has been a party to a transaction that is or is substantially similar to a “reportable transaction,” within the meaning of Treasury Regulations Section 1.6011-4(b), or any other transaction requiring disclosure under analogous provisions of United States state, local or foreign tax law.

(x)                                 No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries.

(xi)                              As used in this Agreement (A) “tax” or “taxes” means any Federal, state, local and foreign income, property, sales, use, service, franchise, excise, unclaimed property, profits, gross receipts, net worth, value added, ad valorem, real or personal property, stamp, special assessments, capital stock, license, withholding, payroll, employment, estimated, social security, workers’ compensation, unemployment compensation, utility, production, disability, capital gain, alternative minimum, transfer and other taxes and similar governmental charges of any kind, including any interest, penalties and additions with respect thereto, whether or not disputed and including any obligations to indemnify or otherwise assume or succeed to the tax liability of any other Person; (B) “taxing authority” means any Federal, state, local or foreign government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising tax regulatory authority; and (C) “tax return” or “tax returns” means all returns, declarations of estimated tax payments, reports, estimates, information returns and statements, including any related or supporting information with respect to any of foregoing, filed or to be filed with any taxing authority in connection with the determination, assessment, collection or administration of any taxes.

(n)                                 Real Property.

(i)                                     Section 3.01(n)(i) of the Company Disclosure Letter lists all real property owned by the Company or any Company Subsidiary (the “Owned Real Property”).  With respect to each parcel of Owned Real Property, (A) either the Company or a Company Subsidiary has good and marketable fee simple title to such Owned Real Property, free and clear of all Liens other than Permitted Liens and (B) there are no outstanding options or rights of first refusal in favor of any other party to purchase such Owned Real Property or any portion thereof or interest therein.  Neither the Company nor any of its Subsidiaries currently lease all or any part of the Owned Real Property.  Neither the Company nor any of its Subsidiaries has received written notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation proceeding with respect to any of the Owned Real Property.

(ii)                                  Section 3.01(n)(ii) of the Company Disclosure Letter lists all leases, subleases or other agreements pursuant to which the Company or any Company Subsidiary uses or occupies or has the right to use or occupy any real property (the “Leased Real Property” and all such leases, the “Company Leases”).  Except as has not been and would not be reasonably expected to be material to the Company and its Subsidiaries taken as a whole, (A) each Company Lease is valid, binding and in full force and (B) no uncured default on the part of the Company or, as applicable, any Company Subsidiary or, to the Knowledge of the Company, the landlord thereunder exists under any Company Lease.

(o)                                 Intellectual Property.  Section 3.01(o) of the Company Disclosure Letter contains a current, complete and accurate list of all (i) patents and patent applications owned by the Company or any Company Subsidiary (“Company Patents”), registered, pending, and material unregistered trademarks and service marks owned by the Company or any Company Subsidiary (“Company Marks”) and registered copyrights and applications for copyright registration owned by the Company or any Company Subsidiary (“Company Copyrights”), (ii) licenses, sublicenses or other agreements under which the Company or any Company Subsidiary is granted rights by others in Company Intellectual Property, including software (other than commercial off the shelf software having an annual license value of less than $10,000) (“Licenses In”),  (iii) licenses, sublicenses or other agreements under which the Company or any Company Subsidiary has granted rights to others in Company Intellectual Property, including software (“Licenses Out”); and (iv) all other Company Intellectual Property, necessary for the Company’s and its Subsidiaries’ current business or operations, including domain names and Trade Secrets.  For each of Company Patents, Company Marks, and Company Copyrights, Section 3.01(o) of the Company Disclosure Letter sets forth the jurisdiction by or in which it has been issued or registered or in which an application for such issuance or registration has been filed; the registration or application serial number; and the registration or application date.  In the case of any licenses, sublicenses or other agreements disclosed pursuant to the foregoing clauses (ii) or (iii), Section 3.01(o) of the Company Disclosure Letter also sets forth a brief description, owner, and title, and whether each such license, sublicense or other agreement is exclusive or non-exclusive.  In the case of other Company Intellectual Property, Section 3.01(o) of the Company Disclosure Letter sets forth a brief description of the subject matter, and in the case of domain names, the current owner/registrant and administrator.   Except as set forth on Section 3.01(o) of the Company Disclosure Letter:

(i)                                     The Company and each of its Subsidiaries solely owns the Company Intellectual Property, or has the right to use pursuant to a valid and enforceable license all Intellectual Property Rights that are material to the conduct of the business of the Company and its Subsidiaries as of the date hereof, taken as a whole, in each case, free and clear of all Liens. The consummation of the Transactions will not result in the material loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Company’s or its Subsidiaries’ right to own, use, or hold for use any Intellectual Property Rights owned, used, or held for use in or necessary for the conduct of the businesses of the Company and its Subsidiaries as currently conducted or contemplated to be conducted.

(ii)                                  Except as decided in the reasonable business judgment of the Company, all Company Patents, Company Marks and Company Copyrights that have been issued by, or registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world, have been duly maintained (including the payment of maintenance fees) and are not expired, cancelled or abandoned, included all required filings, are in good standing, and, to the

Company’s Knowledge, are valid and enforceable.  The Company and each of its Subsidiaries have taken commercially reasonable steps to maintain, protect, and preserve the confidentiality of all Trade Secrets included in the Company Intellectual Property.

(iii)                               None of the Company Intellectual Property owned by the Company or any Company Subsidiary that has been issued by, or registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or in any similar office or agency anywhere in the world is subject to any maintenance fees or taxes or actions falling due within thirty (30) calendar days after the Closing Date.

(iv)                              To the Company’s Knowledge, neither the operation of the business of the Company or any Company Subsidiary, any activity of the Company or any Company Subsidiary, nor the manufacture, use, importation, offer for sale and/or sale of any product or service, as currently and formerly conducted and proposed in writing to be conducted, infringes on or violates the right of others in or to any Intellectual Property Rights (“Third Party IP Rights”) or constitutes a misappropriation of any Third Party IP Rights or the subject matter of any Third Party IP Right.

(v)                                 Except as set forth in Section 3.01(o)(v) of the Company Disclosure Letter, there are no pending or, to the Company’s or Subsidiaries’ Knowledge,  threatened claims that the operation of the business of the Company or any Company Subsidiary, or any activity by the Company or any Company Subsidiary, or any manufacture, use, importation, offer for sale and/or sale of any product or service infringes, violates or misappropriates any Third Party IP Right or that any of the Company Intellectual Property is invalid or unenforceable, including but not limited to inter parties review, post-grant review, covered business method review, reexamination, opposition, or cancellation proceedings at the United States Patent and Trademark Office.

(vi)                              To the Company’s Knowledge, no Person or Persons have infringed, misappropriated, diluted, or otherwise violated, or are currently infringing, misappropriating, diluting, or otherwise violating the rights of the Company or any Company Subsidiary with respect to any Company Intellectual Property.  No claims are pending or, to the Company’s Knowledge, are threatened, against the Company or any Company Subsidiary challenging the Company’s or any Company Subsidiary’s ownership of any of the Company Intellectual Property including but not limited to inter parties review, post-grant review, covered business method review, reexamination, opposition, or cancellation proceedings at the United States Patent and Trademark Office.

(vii)                           The Company’s Intellectual Property constitutes all Intellectual Property Rights reasonably necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted.

(viii)                        The Company is not obligated under any Intellectual Property Rights agreement or otherwise to pay royalty or license fees for the use of the Company Intellectual Property.

(ix)                              The information technology systems owned, licensed, leased, operated on behalf of, or otherwise held for use in the operation of the business of the Company or its Subsidiaries, including all computer hardware, software, firmware, and telecommunications systems, perform reliably and in material conformance with the appropriate specifications or documentation for such systems, and the Company has taken commercially reasonable measures (a) to ensure that the computer software and software systems used in the operation of the business do not contain any viruses, “worms”, trapdoors or other disabling or malicious code, and (b) to provide for the back-up, archival and recovery of the critical business data of the Company in the event of a disaster.

(x)                                 The Company or its Subsidiaries are not subject to any “copyleft” disclosure obligations or otherwise required to make any public disclosure or general availability of source code developed or used by the Company or its Subsidiaries, and neither the Company nor any of its Subsidiaries uses or incorporates any open source software having “copyleft” disclosure obligations or source code disclosure obligations into Company’s Intellectual Property in a manner that would be reasonably likely to require that any of Company’s products or software or technology be disclosed or distributed in source code form, be licensed for the purposes of making derivative works, or be redistributable at no charge.

(xi)                              Section 3.01(o)(xi) of the Company Disclosure Letter sets forth a list of any non-infringement opinions or freedom to operate opinions currently being relied upon by the Company or any of its Subsidiaries in conducting Company’s or its Subsidiaries’ current business.

(xii)                           As used in this Agreement, “Intellectual Property Rights” shall mean all intellectual property rights arising from or in respect of the following, whether protected, created, or arising under the laws of the United States or any other jurisdiction: patents, copyrights, trademarks (registered or unregistered), trade names, domain names, service marks, brand names, trade dress, logos, slogans, and other indications of origin, together with the goodwill associated with the foregoing and registrations of, and applications to register, the foregoing, including any extension, modification or renewal of any such registration or application; computer programs, information and materials not generally known to the public that is protected as trade secrets (“Trade Secrets”) and rights to limit the use or disclosure thereof by any person; registrations or applications for registration of copyrights, and any renewals or extensions thereof; any similar intellectual property or proprietary rights similar to any of the foregoing, including all rights in and privileges with respect to customer databases; and licenses and rights to use any of the foregoing, and claims of infringement and misappropriation against third parties, including the right to recover for past infringement or misappropriation thereof. “Company Intellectual Property” shall mean all Intellectual Property Rights owned by the Company or any Company Subsidiary, including, without limitation, Company Patents, Company Marks and Company Copyrights.

(p)                                 Financial Advisors.  No broker, investment banker or financial advisor (other than Oppenheimer & Co. Inc. (the “Company Financial Advisor”)), which the Company has retained as its financial advisor in connection with the Merger, the fees and expenses of which have been disclosed to Parent and will be paid in full by the Company at the Closing), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the negotiations leading to this Agreement or consummation of the Merger or the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries or any of their respective officers or directors in their capacities as such.

(q)                                 Opinion of Company Financial Advisor.  The Board has received an opinion of the Company Financial Advisor, based on and subject to the various assumptions, qualifications and limitations set forth in such opinion, to the effect that, as of the date of this Agreement, the Common Stock Merger Consideration to be received by holders of Common Stock is fair, from a financial point of view, to such holders, a signed copy of which will be delivered to Parent solely for informational purposes after receipt thereof by the Company, it being expressly understood that Parent shall not be entitled to rely on such information.

(r)                                    Takeover Statutes.  The Board has taken such actions and votes as are necessary to render all applicable “fair price,” “moratorium,” “control share acquisition,” or any other similar takeover or anti-takeover statute or regulation enacted under US state or federal law inapplicable to this Agreement, the Merger or the Transactions.  The Company does not have any shareholder rights plan, “poison pill” or similar plan or arrangement in effect.

(s)                                   Vote Required.  The Shareholder Approval is the only vote of the holders of any class or series of capital stock of the Company or any Company Subsidiary necessary under applicable Law and the Company’s certificate of incorporation, bylaws or any organizational document of any Company Subsidiary to adopt this Agreement and consummate the Merger and the Transactions.

(t)                                    Related Party Transactions.  Except as set forth on Section 3.01(t) of the Company Disclosure Letter, no agreements, arrangements or understandings between the Company or any Company Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any affiliate (including any officer or director or employee of the Company or any Company Subsidiary) thereof, on the other hand (other than those exclusively among the Company and the Company Subsidiaries), are in existence that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.  No officer or director (and no Affiliate, spouse or sibling of any of such persons) (each, a “Related Party”) holds, directly or indirectly, (y) a material beneficial interest in any Material Contract (other than employment and compensation agreements entered into in the ordinary course of business); or (z) any Intellectual Property Right used in the conduct of the business of the Company or its Subsidiaries.  Except as set forth on Section 3.01(t) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any contract with any Related Party (other than employment and compensation agreements entered into in the ordinary course of business).

(u)                                 Insurance. Section 3.01(u) of the Company Disclosure Letter sets forth a complete list as of the date of this Agreement of all insurance policies which the Company or any Company Subsidiary maintains (the “Company Insurance Policies”) with respect to its respective businesses or properties, together with the coverage afforded thereby.  All Company Insurance Policies are in full force and effect as of the date of this Agreement, and all premiums with respect thereto covering all periods up to and including the date hereof have been paid, and no written notice of cancellation or termination has been received by the Company or any of its Subsidiaries.

(v)                                 Customers.                                   Section 3.01(v) of the Company Disclosure Letter identifies (i) the ten (10) largest “retail” customers, (ii) the ten (10) largest “wireline” customers, (iii) the two (2) largest master agents and (iv) the five (5) largest agents of the Company (including all of the Subsidiaries), based on revenue to the business for monthly recurring revenue for the twelve-month period ended June 30, 2015.  Neither the Company nor any of its Subsidiaries has received any written notices or written demands from any such customers or agents involving or in respect of material price or volume decreases and there has not been any termination of, or material and adverse modification, amendment or change to, the Company’s relationship with such customers or agents.

(w)                               Disclaimer of Other Representations and Warranties.  The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement or the Equity Commitment Letter (i) neither Parent nor Merger Sub or their respective directors, officers, employees or agents makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger and Company is not relying on any representation or warranty except for those expressly set forth in this Agreement or the Equity Commitment Letter, and (ii) no Person has been authorized by Parent or Merger Sub to make any representation or warranty relating to Parent or Merger Sub or their respective business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Company as having been authorized by Parent or Merger Sub.

(x)                                 No Other Representations or Warranties.  Except for the representations and warranties made by the Company in this Section 3.01, neither the Company nor any other Person on behalf of Company, including any director, officer, employee or agent of the Company or any of its Subsidiaries, makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries in connection with the Transactions.  Neither the Company nor any other Person, including any director, officer, employee or agent of the Company or any of its Subsidiaries, will have or be subject to any liability or obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in expectation of the Transactions.  Each party hereto acknowledges the common law limitations on the ability to waive liability for fraud.

Section 3.02                             Representations and Warranties of Parent and Merger Sub.  Except as disclosed in the disclosure letter delivered on the date hereof to the Company (the “Parent Disclosure Letter”) (which exceptions and responses will qualify the section or subsection they specifically reference and will also qualify other sections or subsections in this ARTICLE III to the extent that it is reasonably apparent on the face of an exception or response that such exception or response is applicable to such other section or subsection, whether or not any such section references the Parent Disclosure Letter), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

(a)                                 Organization, Standing and Corporate Power.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has all requisite corporate power and authority to carry on its business as now being conducted.  Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified would not constitute a Parent Material Adverse Effect.

(b)                                 Authority; Noncontravention.

(i)                                     Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions.  The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by the Board of Directors of each of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions.  This Agreement and the Transactions do not require approval of the holders of any shares of capital stock of Parent.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, as applicable, enforceable against Parent and Merger Sub, as applicable, in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(ii)                                  The execution and delivery of this Agreement does not, and the consummation of the Merger and the other Transactions and compliance with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Parent or Merger Sub under (A) the certificate of incorporation or bylaws of Parent or Merger Sub, (B) any Contract to which Parent or Merger Sub is a party or any of their respective properties or other assets is subject, in any way that would prevent, materially impede or materially delay the consummation of the Merger (including the payments required to be made pursuant to ARTICLE II) or the other Transactions, or (C) subject to the governmental filings and other matters referred to in Section 3.02(b)(iii), any (1) Law applicable to Parent or Merger Sub or their respective properties or other assets, or (2) order, writ, injunction, decree, judgment or stipulation, in each case applicable to Parent or Merger Sub or their respective properties or other assets, other than, in the case of clauses (B) and (C), any such conflicts, violations, breaches, defaults, rights, losses or Liens that would not reasonably be expected to have a Parent Material Adverse Effect.

(iii)                               Except as set forth on the Parent Disclosure Letter, no material consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger or the Transactions, except for the filing of the Certificate of Merger with the Department of State.

(c)                                  Ownership and Interim Operations of Merger Sub.  Parent is the sole member of MBS Intermediate Holdings, LLC, which owns, beneficially and of record, all of the outstanding capital stock of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

(d)                                 Financing.  Parent has delivered to the Company true and complete copies of (a) the executed commitment letter, dated as of the date hereof, between Parent, certain direct and indirect subsidiaries of Parent and certain financial institutions (the “Debt Commitment Letter”) pursuant to which, upon the terms and conditions set forth therein, such financial institutions have agreed to lend the amounts set forth therein (the “Debt Financing”) for the purpose of funding a portion of the Merger Consideration, and (b) the executed equity commitment letter, dated as of the date hereof, between Parent and Featheringill Investment Group, LLC (the “Equity Commitment Letter”, and together with the Debt Commitment Letter, the “Financing Commitments”), pursuant to which Featheringill Investment Group, LLC (the “Sponsor”) has committed, upon the terms and conditions set forth therein, to invest the amount set forth therein to fund a portion of the Merger Consideration (the “Equity Financing”, and together with the Debt Financing, the “Financing”).  None of the Financing Commitments has been amended or modified and the respective commitments contained in the Financing Commitments have not been terminated, withdrawn, modified, amended or rescinded in any respect and no such termination, withdrawal, modification, amendment or rescission is, to the Knowledge of Parent, contemplated.  There are no side letters, understandings or other agreements or arrangements, whether written or oral, relating (directly or indirectly) to the Financing or the Financing Commitments to which Parent or any of its Affiliates is a party that have not been provided to the Company.  The Financing Commitments are in full force and effect and constitute the legal, valid and binding obligations of Parent and, to Parent’s Knowledge, the other parties thereto, in accordance with the terms and conditions thereof, except as such enforceability may be limited by the Bankruptcy and Equity Exceptions.  There are no conditions precedent or other contingencies (directly or indirectly) related to the funding or investing, as applicable, of the full amount of the Financing at Closing, other than as expressly set forth in the Financing Commitments.  As of the date hereof, Parent has no reason to believe that the aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Financing Commitments will not, in the aggregate, together with cash on hand and availability on the revolver under Parent’s and its subsidiaries’ existing credit facility, be sufficient for Parent to consummate the Transactions (including to pay all amounts required to be paid by or on behalf of Parent as contemplated by this Agreement and to pay all estimated related fees and expenses to be paid by Parent).  Parent has fully paid, or is paying on the date of this Agreement, any commitment fees or other fees required to be paid on or prior to the date of this Agreement pursuant to the Financing Commitments.

(e)                                  Financial Ability.  Parent and Merger Sub have, and will at all times up to and including the earlier of Closing or termination of this Agreement in accordance with its terms (and the payment, if applicable of the Parent Termination Fee) have, unrestricted and immediately available funds sufficient to pay the Parent Termination Fee.

(f)                                   Ownership.  As of the date of this Agreement, none of Parent, Merger Sub or their respective Affiliates, directly or indirectly, beneficially own or control any shares of capital stock of the Company, and none of Parent, Merger Sub or their respective Affiliates have any rights to acquire any shares of capital stock of the Company other than pursuant to this Agreement.

(g)                                  Legal Proceedings.  There is no pending or, to the Knowledge of Parent, threatened, legal or administrative proceeding, claim, suit, investigation or action against Parent, Merger Sub or any of their respective Subsidiaries, nor is there any injunction, order, judgment, ruling or decree imposed upon Parent, Merger Sub or any of their respective Subsidiaries, in each case, by or before any Governmental Entity, which would, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(h)                                 Certain Arrangements.  Other than the Voting Agreement, there are no Contracts between Parent or Merger Sub, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the business and operations of the Company or the Transactions.  During the past five (5) years immediately preceding the date of this Agreement, neither Parent nor any of its Affiliates has beneficially owned more than five percent (5%) of the outstanding Common Stock.

(i)                                     Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons whose fees and expenses will be paid by Parent at Closing.

(j)                                    Not An Interested Shareholder. From the date that is five years prior to the date of this Agreement, neither Parent nor Merger Sub, nor any of their respective Affiliates or Associates (as such terms are defined in Section 912 of the NYBCL), is or has been an “Interested Shareholder” of the Company for purposes of Section 912 of the NYBCL.

(k)                                 Disclaimer of Other Representations and Warranties.  Parent and Merger Sub each acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (i) neither the Company nor any of its Subsidiaries or their respective directors, officers, employees or agents makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no Person has been authorized by the Company to make any representation or warranty relating to itself or its Subsidiaries or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by the Company, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Merger Sub or any of their Representatives are not and shall not be deemed to be or to include representations or warranties, including any representations or warranties relating to the reasonableness of the assumptions underlying such estimates, projections and related information.

(l)                                     No Other Representations or Warranties.  Except for the representations and warranties made by Parent and Merger Sub in this Section 3.02, neither Parent nor Merger Sub or any other Person on behalf of Parent or Merger Sub, including any director, officer, employee or agent of Parent or Merger Sub, makes any express or implied representation or warranty with respect to Parent or Merger Sub or any of their respective Subsidiaries in connection with the Transactions.  Neither Parent nor Merger Sub or any other Person, including any director, officer, employee or agent of Parent or Merger Sub, will have or be subject to any liability or obligation to the Company or any other Person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in expectation of the Transactions.  Each party hereto acknowledges the common law limitations on the ability to waive liability for fraud.

ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS; NO SOLICITATION

Section 4.01                             Conduct of Business by the Company.  During the period from the date of this Agreement to the Effective Time (or such earlier date on which this Agreement may be terminated in accordance with Section 7.01), except as required by applicable Law, consented to in writing in advance by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), or otherwise specifically contemplated or permitted by or required pursuant to this Agreement, the Company shall, and shall cause each of its Subsidiaries, to (subject to the other requirements of this Section 4.01), carry on its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to (i) preserve intact in all material respects its current business organization, goodwill, and ongoing businesses to the end that its goodwill and ongoing businesses shall be materially unimpaired at the Effective Time, (ii) (without limiting any additional information Parent may request pursuant to Section 5.02) promptly deliver to Parent copies of (1) its unaudited monthly financial statements as they become available between the date of this Agreement and the Closing Date on or prior to the fifteenth (15th) Business Day following the last day of each such month and (2) its standard weekly cash reports consistent with past practices, and (iii) not incur aggregate Transaction expenses with the Known Service Providers in excess of the amounts set forth on Section 5.14 of the Company Disclosure Letter (which amount, for the avoidance of doubt, shall not include any Transaction expenses that have been paid by the Company prior to June 30, 2015).  In addition to and without limiting the generality of the foregoing, during such period, except as required by applicable Law or as otherwise specifically contemplated or permitted by or required pursuant to this Agreement (including any matters set forth on Section 4.01 of the Company Disclosure Letter), the Company shall not, and shall not permit any of its Subsidiaries to, without Parent’s prior written consent (which such consent shall not be unreasonably withheld, delayed or conditioned):

(a)                                 declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to, or enter into any Contract relating to the declaration of any dividend or distribution with respect to, the shares of capital stock of the Company or the shares of capital stock of any Company Subsidiary, except for (i) the declaration and payment by the Company of regular quarterly dividends for Senior Preferred Stock in accordance with past practice for the period up to the Closing Date, and (ii) the declaration and payment of dividends or other distributions to the Company or any Company Subsidiary by any directly or indirectly wholly-owned Company Subsidiary;

(b)                                 split, subdivide, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other ownership interests (including any securities convertible into, exchangeable for or exercisable for shares of its capital stock or other ownership interests);

(c)                                  purchase, redeem or otherwise acquire, or offer to purchase redeem or otherwise acquire, any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of capital stock or other securities required under the terms of any plans, arrangements or Contracts existing on the date hereof between the Company or any of its Subsidiaries and any director, employee or former employee of the Company or any of its Subsidiaries or in connection with the exercise of Stock Options or the vesting of Restricted Stock;

(d)                                 issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of capital stock or other ownership interests, any other voting securities or any securities convertible into, exchangeable for, exercisable for, or any rights, warrants or options to acquire, any such shares, ownership interests, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than upon the exercise of Stock Options outstanding on the date hereof in accordance with their terms on the date hereof;

(e)                                  amend the certificate of incorporation or the bylaws of the Company or other comparable charter or organizational documents of the Company or any of the Company Subsidiaries;

(f)                                   make any acquisition (including by merger, consolidation, stock acquisition or otherwise) of the capital stock or all or substantially all of the assets of any other Person;

(g)                                  adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries;

(h)                                 except for (i) intercompany balances, incur any Indebtedness for borrowed money, or (ii) as permitted by Section 4.01(v), guarantee any Indebtedness of a third party, enter into any Contract with respect to Indebtedness, issue or sell debt securities, make any loans, advances or capital contributions, mortgage, pledge or otherwise encumber any assets, or suffer any Lien thereupon or enter into any Contract having the economic effect of any of the foregoing;

(i)                                     sell, transfer, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or other assets (including the capital stock or other equity interests in any Company Subsidiary) or any interests therein (including securitizations), except (A) for sales, licenses or dispositions of properties or other assets or interests therein in the ordinary course of business consistent with past practice, (B) Liens securing existing Indebtedness, (C) pursuant to Contracts in force as of the date hereof, (D) dispositions of obsolete or worthless assets that are no longer useful in the conduct of the business of the Company, (E) for transfers among the Company and its

Subsidiaries, or (F) for any instance in which the Company or any of its Subsidiaries sells, transfers, leases (as lessor), licenses, mortgages, sells and leasebacks or otherwise encumbers or subject to any Lien or otherwise disposes of any of its properties or other assets or any interests therein (including securitizations) in amounts less than or equal to ten thousand dollars ($10,000) individually or fifty thousand dollars ($50,000) in the aggregate, in each instance, at approximate fair market value for such properties or assets;

(j)                                    other than with respect to actions covered by Section 4.01(q), pay, discharge, settle or satisfy any suit, action or claim, other than (A) settlements of current, pending or future suits, actions or claims that are set forth on Section 3.01(g) of the Company Disclosure Letter subject to the limits and conditions set forth on Section 3.01(g) of the Company Disclosure Letter, (B) settlements in the ordinary course of business consistent with past practices of any suit, action or claim, or threatened suit, action or claim, that (1) require payments by the Company or any Company Subsidiary (net of insurance proceeds) in an amount not to exceed fifty thousand dollars ($50,000) individually or one hundred fifty thousand dollars ($150,000) in the aggregate and (2) do not require any other material actions or impose any other material restrictions on the business or operations of the Company or any of the Company Subsidiaries, (C) settlements, in the ordinary course of business consistent with past practices,  of any workers’ compensation claims or employee claims filed with the Equal Employment Opportunity Commission, so long as such settlements do not exceed fifty thousand dollars ($50,000) individually or one hundred fifty thousand dollars ($150,000) in the aggregate;

(k)                                 amend or modify in any material respect (it being understood that changes in services and/or customer seats (but not adverse changes in pricing rates) shall not be considered material amendments or modifications unless they result in a reduction in services of more than ten percent (10%)) or terminate any Material Contract or enter into any Contract that, if in effect as of the date hereof, would (i) constitute a Material Contract, or (ii) reasonably be anticipated to involve payments by the Company or a Company Subsidiary in excess of fifty thousand dollars ($50,000) per annum; provided, however, that this Section 4.01(k) shall not apply with respect to customer contracts, channel partner contracts, wholesale contracts or other similar arrangements to which the Company or any of the Company Subsidiaries are or may become parties, unless such customer or partner is or would be required to be set forth on Section 3.01(v) of the Company Disclosure Letter if in effect during the period covered thereby;

(l)                                     except as required to comply with (i) applicable Law, or (ii) any Contract entered into by the Company or a Company Subsidiary prior to the date hereof, (A) adopt, enter into, terminate or materially amend (1) any Company Benefit Plan or (2) any other agreement, plan or policy involving the Company or any of its Subsidiaries and one or more of their respective current or former employees or members of the Board, (B) increase the compensation, bonus or fringe or other benefits offered by the Company or its Subsidiaries other than accruals of benefits in the ordinary course of business consistent with past practice, (C) other than as set forth on Section 4.01(l) of the Company Disclosure Letter, grant any entitlement to severance or termination pay or termination benefits or increase in any manner the severance or termination pay or termination benefits of any current or former member of the Board of the Company or employee of the Company or any Company Subsidiary, (D) other than as contemplated by Section 4.01(z) (with respect to cash, but not equity awards), grant any awards under any bonus, incentive, performance or other compensation plan or arrangement, Company Benefit Plan

(including the grant of Stock Options, “phantom” stock, stock appreciation rights, “phantom” stock rights, stock based or stock related awards, performance units or restricted stock or the removal of existing restrictions otherwise applicable to such awards), (E) except as otherwise expressly provided for in this Agreement, amend or modify any Stock Option, (F) except as required or permitted by Section 2.03 of this Agreement, take any action to accelerate the vesting or payment of any compensation or benefit under any Company Benefit Plan or (G) loan or advance any money or other property (other than reimbursement of reimbursable expenses or any advances of such expenses pursuant to Company credit cards or otherwise in the ordinary course of business consistent with past practice) to any current or former member of the Board or employee of the Company or any Company Subsidiary;

(m)                             enter into any agreement or engage in any transaction (other than existing arrangements with any of the following parties pursuant to which such parties are customers of the Company or any of its Subsidiaries, to the extent set forth on Section 3.01(t) of the Company Disclosure Letter) with one or more of the Company’s directors, officers or shareholders, or with any corporation, partnership (general or limited), limited liability company, association or other organization of which one or more of the Company’s directors, officers or shareholders is (A) a director, officer, manager, managing partner, managing member (or the holder of any office with similar authority), (B) has a direct or indirect financial interest, or (C) directly or indirectly controls, is controlled by or is under common control with;

(n)                                 [intentionally omitted];

(o)                                 elect to be subject to any state takeover, “control-share” or other similar statute or regulation with respect to this Agreement, the Company or the Merger or the other transactions contemplated by this Agreement;

(p)                                 make any material change in any financial accounting methods, principles or practices, in each case, except for any such change required by a change in GAAP or applicable Law;

(q)                                 (i) settle or compromise any tax claim, audit or assessment, (ii) make or change any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting, (iii) amend any material tax returns or file claims for material tax refunds, or (iv) enter into any material closing agreement, surrender in writing any right to claim a material tax refund, offset or other reduction in tax liability or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment relating to the Company or its Subsidiaries, in each case, involving the payment of an amount in excess of one hundred fifty thousand dollars ($150,000) individually, or three hundred thousand dollars ($300,000) in the aggregate;

(r)                                    enter into any agreement, agreement in principle, letter of intent, memorandum of understanding or similar Contract with respect to any joint venture, strategic partnership or alliance (it being understood that the foregoing shall not include channel partnership relationships, wholesale relationships or customer contracts or arrangements, which shall be governed by Section 4.01(k) above);

(s)            enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization or amend any such existing agreement;

(t)            enter into any new line of business;

(u)           abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to Company Intellectual Property, other than in the ordinary course of business consistent with past practices;

(v)           make any capital expenditures in excess of fifty thousand dollars ($50,000) individually or two hundred fifty thousand dollars ($250,000) in the aggregate (whether budgeted or otherwise), other than any Broadsoft licenses related to new customers (including increases by existing customers);

(w)          make any material change in the customs and practices of the Company or its Subsidiaries with respect to the collection of receivables, payment of payables or extension of credit to customers;

(x)           materially reduce the amount of any insurance coverage provided by existing insurance policies or otherwise amend or cancel any such policies;

(y)           enter into any Contract containing “change in control” or similar provisions that would be triggered, in whole or in part, by the Merger;

(z)           hire any employees or independent contractors except (i) upon written notice to Parent, hiring employees (or independent contractors) to fill vacancies occurring after the date hereof at a compensation level consistent with market rates for persons with similar experience and skills to the employee vacancy being filled or (ii) as set forth on Section 4.01(z) of the Company Disclosure Letter;

(aa)         engage service providers with respect to the Transactions (other than those set forth on Section 5.14 of the Company Disclosure Letter (the “Known Service Providers”)) for whom payment is expected to be more than one hundred thousand dollars ($100,000) in the aggregate;

(bb)         commence any litigation or binding dispute resolution process (other than with respect to this Agreement or the Transactions, in either instance, against any of the parties hereto or any of the parties to the Equity Commitment Letter); or

(cc)         authorize or agree or commit to take any of the foregoing actions.

Section 4.02          No Solicitation.

(a)           On the date hereof, the Company will and will cause its Subsidiaries and their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants and other representatives (with respect to any such Person, collectively, such Person’s “Representatives”) to immediately cease and terminate all activities, discussions and negotiations with any Persons that may be ongoing with respect to a Takeover Proposal, and deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Takeover Proposal. Such notice shall also request and the Company shall use its commercially reasonable efforts to have such Person promptly return or destroy all confidential information concerning the Company and its Subsidiaries.

(b)           From the date hereof until the Effective Time or, if earlier, the date of termination of this Agreement, Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its or its Subsidiaries’ Representatives to directly or indirectly (i) solicit, initiate or knowingly encourage or take any action to facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be likely to lead to, any Takeover Proposal, (ii) provide any non-public information, or afford access to the properties, books, records, or personnel of the Company or any of its Subsidiaries to, or assist, participate in, facilitate or knowingly encourage any effort by, any Person that the Company, its Subsidiaries, or any of its or its Subsidiaries’ respective Representatives has reason to believe is considering making, or has made, any Takeover Proposal, (iii) enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries or to obtain a Takeover Proposal or otherwise in connection with any Takeover Proposal, (iv) approve, endorse, recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to a Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into pursuant to Section 4.02(c)) (an “Acquisition Agreement”) or any proposal or offer that could reasonably be expected to lead to a Takeover Proposal, (v) take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation that applies to the Company with respect to a Takeover Proposal or otherwise, except for Parent, Merger Sub or any of their respective Subsidiaries, or the Transactions, or (vi) resolve or agree to do any of the foregoing or otherwise authorize any of its Representatives to take any such action.

(c)           Notwithstanding anything to the contrary in Sections 4.02(a) or (b) and subject to Section 4.02(d), prior to receipt of the Shareholder Approval, if the Company or any of its Representatives receives an unsolicited written, bona fide Takeover Proposal that is made (and not withdrawn) by a third-party, which Takeover Proposal did not result from a breach of this Section 4.02, and (x) the Board determines in good faith, after consultation with outside legal counsel and the Company’s financial advisor, that such Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal, and (y) the Board determines in good faith (after consultation with its legal advisors) that failure to take such action would be reasonably likely to violate the directors’ fiduciary duties under applicable Law, then the Company and its Representatives may: (i) enter into a customary confidentiality agreement with provisions relating to confidentiality and standstill arrangements that are no less favorable to the Company than the provisions of the Original Confidentiality Agreement (it being understood that such confidentiality agreement shall contain provisions that expressly permit the Company to comply with the terms of this Agreement, including Section 4.02 hereunder) (an “Acceptable Confidentiality Agreement”) and (ii) thereafter, subject to the terms of such Acceptable Confidentiality Agreement, (x) furnish non-public information or data relating to the Company or any of its Subsidiaries to such third-party (provided that the Company shall promptly provide to Parent any material non-public information or data concerning the Company or any of its

Subsidiaries that is provided to any Person given such access that was not previously provided to Parent or its Representatives), (y) afford access to the properties, books, records or personnel of the Company or its Subsidiaries and (z) participate in negotiations or discussions with such third-party regarding such Takeover Proposal.

(d)           The Company will promptly notify Parent in writing (but in no event later than twenty-four (24) hours) after receipt by the Company, its Subsidiaries, or any of their respective Representatives of any Takeover Proposal, any inquiry that could reasonably be expected to lead to a Takeover Proposal, any request for material non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any third party. In such notice, the Company shall identify the third party making, and details of the material terms and conditions of, any such Takeover Proposal, indication or request.  The Company will keep Parent reasonably informed, on a prompt basis, of the status of any such Takeover Proposal, inquiry or request (including the material terms and conditions thereof and any modifications thereto), and the Company shall promptly provide Parent with any material non-public information concerning the Company’s business, present or future performance, financial condition or results of operations, provided to any third party that has not been previously provided to Parent.

(e)           For purposes of this Agreement:

(i)            “Takeover Proposal” means any inquiry, proposal, offer or indication of interest from any Person (other than Parent and its Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of assets of the Company or its Subsidiaries equal to twenty percent (20%) or more of the Company’s consolidated assets or to which twenty percent (20%) or more of the Company’s net revenues on a consolidated basis are attributable, (B) direct or indirect acquisition of twenty percent (20%) or more (or, in the case of any person beneficially owning (for purposes of Section 13(d) of the Exchange Act) twenty percent (20%) or more of the outstanding shares of Common Stock as of the date of this Agreement, any additional shares) of any class of outstanding voting or equity securities of the Company or any of its Subsidiaries, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning twenty percent (20%) or more (or, in the case of any person beneficially owning (for purposes of Section 13(d) of the Exchange Act) twenty percent (20%) or more of the outstanding shares of Common Stock as of the date of this Agreement, any additional shares) of any class of outstanding voting or equity securities of the Company or any of its Subsidiaries, (D) liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), recapitalization, extraordinary dividend (whether in cash or other property) or other significant corporate reorganization of the Company or any of its Subsidiaries, the business of which constitutes twenty percent (20%) or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (E) merger, consolidation, share exchange or other business combination involving the Company and any third-party other than a Company Subsidiary, or (F) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets or net revenues and Company Common Stock involved is twenty percent (20%) or more; in each case, other than the Transaction; and

(ii)           “Superior Proposal” means an unsolicited written, bona fide Takeover Proposal, which, in the good faith determination of the Board after consultation with legal counsel and the Company’s financial advisor, taking into consideration the various legal, financial, regulatory and other aspects of such Takeover Proposal (provided that, for purposes of this definition of “Superior Proposal” only, references to twenty percent (20%) in the definition of Takeover Proposal shall be deemed to be references to fifty (50%)) and the Person or “group”, within the meaning of Section 13(d) of the Exchange Act, making such Takeover Proposal (including any required financing, shareholder approval requirements of the Person or group making the proposal, regulatory approvals, shareholder litigation, breakup fee and expense reimbursement provisions, expected timing and risk and likelihood of consummation, and, to the extent deemed appropriate by the Board, such other factors that may be considered in making such a determination under the NYBCL, including any revisions to the terms of this Agreement proposed by Parent during the Notice Period) if consummated, would result in a transaction that is more favorable from a financial point of view to the shareholders of the Company than the Transaction, taking into account any revisions to the terms of this Agreement and the Merger proposed by Parent during the notice period set forth below.

(f)            Except as permitted by Section 4.02(g), neither the Board nor any committee thereof shall (i)(A) fail to make, amend, change, qualify, withhold, withdraw or modify, or publicly propose to amend, change, qualify, withhold, withdraw or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation, or (B) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend to the shareholders of the Company any Takeover Proposal or Superior Proposal, (ii) fail to recommend against acceptance of any tender or exchange offer for the Common Stock within seven (7) Business Days after commencement of such offer, (iii) make any public statement inconsistent with the Company Recommendation, (iv) at any time after the receipt or public announcement of a Takeover Proposal, fail to reaffirm the Company Recommendation within seven (7) Business Days after receipt of any written request from Parent to do so (actions described in clauses (i)-(iv) being referred to as a “Company Adverse Recommendation Change”), (v) authorize, cause or permit the Company or any of its Subsidiaries or any of their respective Representatives to enter into any Acquisition Agreement, or (vi) resolve to do any of the foregoing.

(g)           Notwithstanding anything to the contrary set forth in this Agreement, including Section 4.02(f), prior to the time the Shareholder Approval is obtained, but not after, the Board may make a Company Adverse Recommendation Change or cause the Company to (or permit any Company Subsidiary to) enter into an Acquisition Agreement with respect to an unsolicited written, bona fide Takeover Proposal made after the date hereof, only if the Board has determined in good faith, (i) after consultation with its outside legal counsel, that failure to take such action would be reasonably likely to violate the Board’s fiduciary duties under applicable Law, and (ii) after consultation with the Company’s outside legal counsel and financial advisor that such Takeover Proposal constitutes a Superior Proposal; provided, however, that prior to taking such action (A) the Company (directly or indirectly through its Subsidiaries and each of their respective Representatives) shall have complied with their obligations under this Section 4.02, with respect to such Takeover Proposal (except for any immaterial noncompliance), (B) the Company has given Parent at least five (5) calendar days’ (the “Notice Period”) prior written notice of its intention to take such action (which notice shall include a complete copy of the Superior Proposal, a complete copy of the relevant proposed transaction agreements and a complete copy of any financing commitments relating thereto, including any schedules and exhibits to the foregoing, in each case, to the extent in the Company’s or any of its Representative’s possession), (C) the Company and its Subsidiaries shall negotiate, and shall cause their respective Representatives to negotiate, in good faith with Parent during such Notice Period, to the extent Parent wishes to negotiate, in order to enable Parent to propose revisions to the terms of this Agreement and any other agreements relating to the Transaction such that the Takeover Proposal would no longer constitute a Superior Proposal, (D) following the end of such Notice Period, the Board shall have considered in good faith any proposed revisions to this Agreement and any other agreements relating to the Transactions proposed in writing by Parent, and shall have determined that the Takeover Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect, and (E) in the event that, after the commencement of the Notice Period, there is any material change to the terms of such Takeover Proposal, the Company shall deliver to Parent an additional notice consistent with that described in clause (B) above, and the Notice Period shall be extended, if applicable, in order to ensure that at least three (3) calendar days remains in the Notice Period subsequent to the time that the Company notifies Parent of any such material revision (it being understood that there may be multiple extensions).  During the Notice Period, Parent shall have the right to make a presentation to the Board.  Notwithstanding anything to the contrary contained in this Agreement and for the avoidance of doubt, any purported termination of this Agreement pursuant to this Section 4.02(g) shall be void and of no force and effect unless the Company termination is in accordance with Section 7.01(d)(ii) and the Company pays Parent the applicable Termination Fee in accordance with Section 7.02.

(h)           Nothing contained in this Section 4.02 shall prohibit the Company, after the receipt of written advice from outside legal counsel that failure to disclose such position would constitute a violation of applicable Law, from (i) disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, provided that any disclosures permitted under this Section 4.02(h)(i) that does not contain either an express rejection of any applicable Takeover Proposal or an express reaffirmation of the Company Recommendation shall be deemed a Company Adverse Recommendation Change, or (ii) making any “stop-look-and-listen” communication to the shareholders of the Company pursuant to Section 14d-9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of the Company) in which the Company indicates that it has not changed the Company Recommendation.

ARTICLE V
ADDITIONAL AGREEMENTS

Section 5.01          Preparation of the Proxy Statement; Shareholders’ Meeting.

(a)           As promptly as practicable following the date of this Agreement, but in no event later than twenty-five (25) calendar days after the date hereof, the Company and Parent shall prepare, and the Company shall file with the SEC, the Proxy Statement, and the Company shall use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC and its staff with respect thereto or the Transactions (whether written or oral) and to resolve such comments with the SEC and its staff and, to the extent permitted by applicable Law, to commence mailing of the Proxy Statement to the shareholders of the Company as promptly as practicable (but in no event prior to the clearance of the Proxy Statement by the SEC) after responding to all such comments to the satisfaction of the SEC and its staff. The Company shall promptly notify Parent and its legal counsel upon the receipt of any such comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement, and shall provide Parent and its legal counsel with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand.  Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC or the staff of the SEC with respect thereto, the Company (i) shall provide Parent and its legal counsel a reasonable opportunity to review and comment on such document or response, (ii) provide Parent and its counsel a reasonable opportunity to advise in connection with any discussions or meetings with the SEC and (iii) shall include in such document or response all comments reasonably proposed by Parent that both (x) comply with applicable Law, including Rule 14a-9 promulgated under the Exchange Act, and (y) are commercially reasonable under the circumstances; provided that Parent shall use reasonable best efforts to provide or cause to be provided its comments to the Company as promptly as reasonably practicable after such document or response is transmitted to Parent for its review.

(b)           Parent and the Company shall each cooperate in the preparation of the Proxy Statement and any amendment or supplement thereto.  Without limiting the generality of the foregoing, each of the Company, Parent and Merger Sub, as the case may be, shall promptly furnish to the Company in writing the information relating to them required by the Exchange Act to be set forth in the Proxy Statement.  The Company shall (i) use reasonable best efforts to ensure that the Proxy Statement will not on the date it is first mailed to shareholders of the Company contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (ii) ensure that the Proxy Statement will not at the time of the Shareholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (iii) will comply as to form in all material respects with the applicable requirements of the Exchange Act.  The Proxy Statement shall include all information and comments reasonably proposed by Parent to be included therein that both (x) comply with applicable Law, including Rule 14a-9 promulgated under the Exchange Act, and (y) are commercially reasonable under the circumstances.  Each of the Company and Parent shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent such party becomes aware that such information shall have become false or misleading in any material respect.  The Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.  If, at any time prior to receipt of the Shareholder Approval, any event occurs with respect to the Company, any of its Subsidiaries, Parent or Merger Sub, or any change occurs with respect to other information to be included in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company or Parent, as the case may be, shall promptly notify the other party of such event and the Company shall promptly file, following compliance with Section 5.01(a), any necessary amendment or supplement to the Proxy Statement, and thereafter promptly prepare and disseminate amended or supplemented proxy materials (and, if required in connection therewith, re-solicit proxies).

(c)           Unless this Agreement has been terminated pursuant to Section 7.01, the Company shall, as soon as practicable, but in no event later than five (5) days after the later of (i) the date the Proxy Statement has been cleared by the SEC and its staff for mailing to the shareholders of the Company, and (ii) the record date for such meeting (which shall be set on such date as Parent and the Company shall mutually agree, and if they are unable to agree, no later than forty-five (45) days following the date hereof, subject to compliance with applicable Law and stock exchange requirements), take all necessary actions in accordance with applicable Laws, the certificate of incorporation and bylaws of the Company and the rules of the New York Stock Exchange to duly call, give notice of, convene and hold a meeting of the shareholders of the Company (including any adjournment or postponement thereof, the “Shareholders’ Meeting”) for the purpose of obtaining Shareholder Approval to adopt this Agreement and approve the Merger, in each case, duly called and held for such purpose; provided, however, for the avoidance of doubt, the Company may recess, reconvene, postpone or adjourn the Shareholders’ Meeting only (i) with the consent of Parent or (ii) if as of the time for which the Shareholders’ Meeting is scheduled (as originally set forth in the Proxy Statement, or as subsequently communicated to the shareholders in connection with any postponement) there are insufficient shares of Common Stock present (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting.  “Shareholder Approval” is obtained at the Shareholders’ Meeting if at least seventy percent (70%) of the outstanding shares of Common Stock entitled to vote thereon vote in favor of adopting the Agreement and approving the Merger.

(d)           Unless the Board shall have effected a Company Adverse Recommendation Change in accordance with Section 4.02(g), the Board shall make the Company Recommendation, include such Company Recommendation in the Proxy Statement and use its reasonable best efforts to obtain the Shareholder Approval (which shall include the Company’s use of a proxy solicitation firm mutually acceptable the Company and Parent).  The notice of such Shareholders’ Meeting shall state that a resolution to approve and adopt this Agreement and the Merger will be considered at the Shareholder Meeting and, other than those matters customarily considered at the Company’s annual meeting of shareholders, no other matters shall be considered or voted upon at the Shareholders’ Meeting without the Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed). The Company shall provide reasonable updates to Parent and Merger Sub with respect to proxy solicitation results as requested by Parent or Merger Sub.

Section 5.02          Access to Information; Confidentiality.

(a)           Subject to restrictions under applicable Law, the Company shall afford to Parent, and to Parent’s officers, employees, accountants, counsel, financial advisors, Financing sources and their respective Representatives, reasonable access, during normal business hours and upon reasonable prior notice to the Company during the period prior to the earlier of the Effective Time or the termination of this Agreement, to all of its and its Subsidiaries’ properties, books, Contracts, personnel and records and, during such period, the Company shall furnish promptly to Parent (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities Laws (unless such document is publicly available), (ii) a copy of each correspondence or written communication with any federal, state or other Governmental Entity, and (iii) all other information concerning its and its Subsidiaries’ business, properties and personnel as Parent may reasonably request; provided, however, that that the Company may restrict the foregoing access to such information or personnel to the extent that such disclosure would, based on the advice of legal counsel, result in a waiver of attorney-client privilege, the work product doctrine or any other applicable privilege applicable to such information, provided that the parties shall have used reasonable best efforts to cause such information to be provided in a manner that would not result in such waiver.  The Company shall provide Parent with a copy of its federal tax return for the fiscal year ended December 31, 2014 a reasonable amount of time prior to filing and, prior to filing, the Company shall consider any comments thereto reasonably proposed by Parent.

(b)           Except for disclosures expressly permitted by the terms of the confidentiality agreement, dated March 31, 2015, between the Company and Parent (as amended from time to time, the “Original Confidentiality Agreement”), Parent shall hold, and shall cause Merger Sub and its and Merger Sub’s respective officers, employees, accountants, counsel, financial advisors, Financing Sources and other Representatives to hold, all information received from the Company, directly or indirectly, in confidence in accordance with the Original Confidentiality Agreement. If the Closing occurs, the Original Confidentiality Agreement and the confidentiality agreement, dated August 18, 2015, between the Company and Parent (as amended from time to time, together with the Original Confidentiality Agreement, the “Confidentiality Agreements”) shall automatically terminate as of the Effective Time and, if this Agreement is terminated in accordance with its terms, the term of the Confidentiality Agreements shall continue until the second (2nd) anniversary of such termination date.

(c)           No investigation pursuant to this Section 5.02 or information provided or received by any party hereto pursuant to this Agreement will affect any of the representations or warranties of the parties hereto contained in this Agreement or the conditions hereunder to the obligations of the parties hereto.

Section 5.03          Reasonable Best Efforts.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the Transactions, including using its respective reasonable best efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable; (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity; and (iii) the delivery of required notices to and the obtaining of all necessary consents, approvals or waivers from third parties under any Material Contract or otherwise to the extent related to the Merger; provided, however that the Company shall not be required to make any non de minimis payment to any such third parties or concede anything of value in order to obtain such consents.

(b)           In furtherance and not in limitation of the foregoing:

(i)            Each of Parent and the Company shall cooperate and use its respective reasonable best efforts to obtain all consents, approvals and agreements of, and to give and make all notices and filings with, any Governmental Entity necessary to consummate and make effective the Merger and the other Transactions.  Parent and the Company shall cooperate and use their respective reasonable best efforts to obtain all other approvals and consents to the Transactions.

(ii)           In furtherance and not in limitation of the other covenants contained in this Section 5.03, as soon as practicable after the date hereof, but in any event no later than ten (10) Business Days after the date hereof, the Company and Parent shall prepare and file or deliver, or cause to be prepared and filed or delivered, all applications and requests required to be filed with or delivered to (i) the FCC, (ii) any PUC, or (iii) any other applicable Governmental Entity that are necessary in connection with the Transactions.

In the event that any administrative or judicial action or proceeding is instituted (or threatened) by a Governmental Entity challenging the Merger or the Transactions, the Company shall cooperate in all reasonable respects with Parent and Merger Sub and each of the Company, Parent and Merger Sub shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any order, injunction, ruling, judgment or similar decree whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the Transactions.  In the event that any administrative or judicial action or proceeding is instituted (or threatened) by a private party challenging the Merger or the Transactions, the Company shall cooperate in all reasonable respects with Parent and Merger Sub and the Company shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any order, injunction, ruling, judgment or similar decree whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the Transactions.  Notwithstanding anything in this Agreement to the contrary, none of Parent, Merger Sub or any of their Affiliates shall be required to defend, contest or resist any judicial action or proceeding instituted by a private party in connection with the Merger or the Transactions, or to take any action to have vacated, lifted, reversed or overturned any order, injunction, ruling, judgement or similar decree issued in connection with any such action or proceeding.  The Company shall give Parent the opportunity to participate in the defense of any proceeding against the Company and/or its directors relating to the Transactions and will obtain the prior written consent of Parent prior to settling or satisfying any such proceeding (such consent not to be unreasonably withheld, conditioned or delayed).

(c)           Notwithstanding anything to the contrary herein, in connection with the receipt of any necessary governmental approvals, nothing in this Agreement shall require Parent or Merger Sub, nor shall the Company or any of its Subsidiaries without the prior written consent of Parent agree to divest, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict the ownership or operation of, or agree to conduct or operate in a specified manner, any portion of the business or assets of Parent, any Affiliate of Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries. Notwithstanding the foregoing, the Company and Parent shall agree to implement any such restrictions (but not divestments) as may be reasonably required, in light of all circumstances, to finalize any requisite regulatory approvals and consummate the Transactions; provided, however, that neither

Parent nor Merger Sub shall be required to implement any such restrictions that would materially affect any portion of the business or assets of Parent, any Affiliate of Parent or any of their respective Subsidiaries.

Section 5.04          Indemnification; Advancement of Expenses; Exculpation and Insurance.

(a)           From and after the Effective Time, Parent and the Surviving Corporation shall (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or any of its Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise with approval of the Surviving Corporation, not to be unreasonably withheld, conditioned or delayed) and expenses (including reasonable fees and expenses of legal counsel) in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (1) the fact that an Indemnitee was a director or officer of the Company or any of its Subsidiaries or (2) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or taken at the request of the Company or any of its Subsidiaries (including in connection with serving at the request of the Company or any of its Subsidiaries as a director, officer, employee, trustee or fiduciary of another Person (including any Company Benefit Plan)), in each case under (1) or (2), at, or at any time prior to, the Effective Time (including any claim, suit, action, proceeding or investigation relating in whole or in part to the Transactions), to the fullest extent permitted under applicable Law, but only to the extent that such Indemnitees are entitled to indemnification pursuant to (x) the certificate of incorporation and bylaws of the Company and the organizational documents of the Subsidiaries, in each instance, as applicable and as in effect on the date of this Agreement or (y) any indemnification agreement between any such Indemnitee and the Company or any of its Subsidiaries as currently in effect, which agreements shall survive the Merger and the other Transactions and continue in full force and effect in accordance with their terms to the extent such agreement is set forth on Section 5.04 of the Company Disclosure Letter, and (ii) assume all obligations of the Company and its Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in (1) the certificate of incorporation and bylaws of the Company and the organizational documents of its Subsidiaries, in each instance, as applicable and as in effect on the date of this Agreement, and (2) any indemnification agreement between any such Indemnitee and the Company or any of its Subsidiaries as currently in effect to the extent such agreement is set forth on Section 5.04 of the Company Disclosure Letter, which agreements shall survive the Merger and the other Transactions contemplated by this Agreement and continue in full force and effect in accordance with their terms. In addition, from and after the Effective Time, the Surviving Corporation shall pay any expenses (including reasonable fees and expenses of legal counsel) of any Indemnitee under this Section 5.04 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.04) as incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced first provides an undertaking to repay such advances if it is determined that such individual is not entitled to indemnification under this Section 5.04 or pursuant to applicable Law. Notwithstanding anything to the contrary herein, all rights to indemnification and advancement of expenses existing in favor of, and all limitations on the personal liability of, each

Indemnified Party provided for in this Section 5.04 or in the respective certificates of incorporation or bylaws (or other applicable organizational documents) of the Company and its Subsidiaries or otherwise in effect as of the date hereof (including through any indemnification agreement) shall not be modified, and shall survive the Merger and continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification, advancement of expenses and limitations on personal liability in respect of any claim, suit, action, proceeding or investigation asserted or made within such period shall continue until the final disposition of such claim, suit, action, proceeding or investigation.

(b)           For the six (6) year period commencing immediately after the Effective Time, Parent shall, subject to the provisions of this Section 5.04(b), maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently (and any additional persons who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date hereof; provided, however, that if the annual premium for such insurance shall exceed two hundred percent (200%) of the annual premium (the “Maximum Premium”) paid as of the date hereof by the Company for such insurance, then Parent shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available from a reputable insurer (as determined by Parent in its reasonable discretion) at an annual premium equal to the Maximum Premium. Prior to the Effective Time Parent or the Company may purchase, for an aggregate amount that shall not exceed the Maximum Premium for six (6) years, a 6-year prepaid “tail policy” on terms and conditions providing at least materially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions.  If such prepaid “tail policy” has been obtained by Parent or the Company, it shall be deemed to satisfy all obligations of the Parent to obtain insurance pursuant to this Section 5.04.  The Surviving Corporation shall not amend, modify, cancel or revoke such policy and shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder. For the avoidance of doubt, if the Company’s existing directors’ and officers’ liability insurance is eligible to be continued at the Effective Time in accordance with this Section 5.04 at a cost at or below the Maximum Premium, the parties agree to continue such policy through the purchase of a tail policy.

(c)           The provisions of this Section 5.04 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her personal representatives, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.  The obligations of Parent and the Surviving Corporation under this Section 5.04 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.04 applies unless (A) such termination or modification is required by applicable Law, or (B) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.04 applies shall be third party beneficiaries of this Section 5.04).

(d)           In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.04.

(e)           The Company, the Surviving Corporation and Parent shall have no obligation under this Section 5.04 to any Indemnitee if a court of competent jurisdiction shall determine that indemnification by such entities in the manner contemplated hereby is prohibited by applicable Law.

(f)            Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any insurance policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.04 is not prior to or in substitution for any such claims under such policies.  Nothing in this Agreement shall be deemed to limit any Indemnitee’s rights or the Surviving Company’s obligations under any existing indemnification agreement between the Company and such Indemnitee.

Section 5.05          Fees and Expenses.  Except as otherwise specified in Section 7.02 or agreed in writing by the parties, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

Section 5.06          Public Announcements.  The Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that (a) a party may, without the prior written consent of the other party, issue such press release or make such public statement as may be required by Law or the applicable rules of any stock exchange if the party issuing such press release or making such public statement has used its reasonable best efforts to consult with the other party and to obtain such party’s consent but has been unable to do so in a timely manner, and (b) the Company may, without the prior written consent of Parent, and in compliance with any applicable notification provisions in Section 4.02, issue such press release or make such public statement release or announcement with respect to a Company Adverse Recommendation Change effected in accordance with Section 4.02(g). The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties.

Section 5.07          Notification of Certain Matters.  The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with this Agreement, the Merger and the other Transactions or from any Person alleging that the consent of such Person is or may be required in connection with this Agreement, the Merger and the other Transactions, (b) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or, in the case of the Company, a Company Subsidiary, and, in the case of Parent and Merger Sub, any of their respective Subsidiaries, which relate to this Agreement, the Merger and the other Transactions, and (c) any inaccuracy or breach of any representation or warranty or breach of covenant or agreement contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Section 6.01 or Section 6.02 not to be satisfied.  In no event shall a notice delivered pursuant to this Section 5.07 limit or otherwise affect the respective rights of the parties or the conditions to the obligations of the parties under this Agreement.

Section 5.08          Employee Matters.

(a)           Parent shall cause the Surviving Corporation to recognize the service of each Continuing Employee as if such service had been performed with Parent for purposes of vesting, eligibility and benefit accruals in any benefit plan, program or policy covering that Continuing Employee following the Effective Time, but not for the purposes of benefit accruals that would result in duplication of benefits. For purposes of this Agreement, “Continuing Employee” means any employee of the Company immediately prior to the Effective Time who remains in the employment of the Surviving Corporation or its Subsidiaries at the Effective Time. To the extent the Continuing Employees participate in any welfare benefit plan maintained by the Surviving Corporation that is different from one they participated in prior to the Closing Date, Parent shall cause the Surviving Corporation to provide or cause to be provided that any costs or expenses incurred by Continuing Employees (and their dependents or beneficiaries) up to (and including) the Closing Date shall be taken into account for purposes of satisfying applicable deductible, copayment, coinsurance, maximum out-of-pocket provisions, and like adjustments or limitations on coverage under any such welfare benefit plans,.

(b)           Nothing contained herein shall be construed as requiring Parent or the Surviving Corporation to continue any specific plans or to continue the employment of any specific person; provided, however, that Surviving Corporation will, and Parent shall cause Surviving Corporation to, comply with terms and conditions of all employment, severance and other compensatory agreements or arrangements with any directors (subject to the resignations provided for in Section 5.10) or employees of the Company that are in effect as of the date hereof, all of which are listed in Section 5.08(b) of the Company Disclosure Letter.

(c)           Nothing in this Section 5.08 will create any third-party beneficiary right for the benefit of any Person other than the parties to this Agreement, or any right to employment or continued employment or to a particular term or condition of employment with Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates.  Nothing in this Section 5.08 or any other provision of this Agreement (i) will be construed to establish, amend, or modify any benefit or compensation plan, program, agreement or arrangement, or (ii) will limit the ability of Parent or any of its Affiliates (including, following the Closing, the Surviving Corporation or any of the Company Subsidiaries) to amend, modify or terminate any benefit or compensation plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

Section 5.09          State Takeover Laws.  Each of the Company, Parent, Merger Sub, and their respective Boards of Directors shall use their reasonable best efforts to (i) take all action necessary to ensure that no “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws, and (ii) if any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable Law becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Merger or the Transactions, grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover applicable Law inapplicable to the foregoing.

Section 5.10          Director Resignations.  Prior to the Closing, the Company shall use its reasonable best efforts to deliver to Parent resignations executed by each director of the Company in office immediately prior to the Effective Time, in form and substance reasonably satisfactory to Parent, which resignations shall be effective at the Effective Time.

Section 5.11          Section 16 Matters.  Prior to the Effective Time, the Company may approve, in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and in accordance with the Interpretative Letter dated January 12, 1999 issued by the SEC relating to Rule 16b-3, any dispositions of equity securities of the Company (including derivative securities with respect to equity securities of the Company) resulting from the Transactions by each officer or director of the Company who is subject to Section 16 of the Exchange Act with respect to equity securities of the Company.

Section 5.12          NYSE; Post-Closing SEC Reports. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Common Stock from the NYSE and the deregistration of the Common Stock under the Exchange Act, in each case, promptly after the Effective Time. Parent will use reasonable efforts to cause the Surviving Corporation to file with the SEC (a) a Form 25 on the Closing Date, or as soon as reasonably practicable thereafter, following the Closing and (b) a Form 15 on the first business day that is at least ten (10) days after the date the Form 25 is filed (such period between the Form 25 filing date and the Form 15 filing date, the “Delisting Period”). If the Surviving Corporation is reasonably likely to be required to file any reports pursuant to the Exchange Act during the Delisting Period, the Company will deliver to Parent at least five (5) business days prior to the Closing a substantially final draft of any such reports reasonably likely to be required to be filed during the Delisting Period (“Post-Closing SEC Reports”). The Post-Closing SEC Reports provided by the Company pursuant to this Section 5.12 will (i) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (ii) comply in all material respects with the provisions of applicable Law.

Section 5.13          Financing.

(a)           Parent shall not permit, without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed), any amendment or modification to be made to, or any waiver by Parent of any provision or remedy under, or replace, (i) the Equity Commitment Letter or (ii) the Debt Commitment Letter if, in the case of the Debt Commitment Letter, such amendment, modification, waiver or replacement (x) reduces the amount of the Debt Financing (unless the amount committed under the Equity Commitment Letter is increased by a corresponding amount), (y) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Debt Financing in a manner that would reasonably be expected to (A) materially delay or prevent the Closing or (B) materially delay, prevent or otherwise make materially less likely to occur the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) or (z) limits or waives the obligations of any other party under the Debt Commitment Letter and shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms described in the Debt Commitment Letter (provided that, notwithstanding anything herein to the contrary, Parent may amend or replace the Debt Commitment Letter without the Company’s consent to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed a Debt Commitment Letter as of the date hereof), including using reasonable best efforts to (i) maintain in full force and effect the Debt Commitment Letter until the earlier of the consummation of the Transactions or the termination of this Agreement in accordance with its terms, (ii) satisfy (or obtain a waiver) on a timely basis all conditions and covenants applicable to Parent to obtaining the Debt Financing on or before the Closing (other than any condition where the failure to be so satisfied is the direct result of the Company’s failure to furnish information described in Section 5.13(c) below), (iii) enter into definitive agreements with respect thereto on the terms and conditions (including flex provisions) contemplated by the Debt Commitment Letter (and provide copies thereof to the Company), and (iv) consummate the Debt Financing in accordance with the terms and conditions of the Debt Commitment Letter at or prior to the Closing; provided, that nothing herein shall obligate Parent or any of its Affiliates to commence litigation against any Debt Financing source that fails to provide its respective portion of the financing under the Debt Commitment Letter.  Parent shall give the Company prompt (in no event more than two (2) Business Days) written notice after obtaining actual knowledge: (1) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to any Financing Commitment or definitive document related to the Financing that is reasonably likely to prevent Parent from obtaining the Financing needed for Closing; (2) of the receipt of any written notice or other written communication from any Person with respect to any actual or potential breach, default, termination, or repudiation by any party to any Financing Commitment or any definitive document related to the Financing or any provisions of the Financing Commitments or any definitive document related to the Financing, which default is reasonably likely to prevent Parent from obtaining the Financing for Closing; and (3) if for any reason Parent believes in good faith that it will not be able to obtain all or any portion of the Financing needed for Closing on substantially the terms contemplated by the Financing Commitments or the definitive documents related to the Financing.  Subject to the terms and conditions of this Agreement and the applicable terms and conditions of the Equity Commitment Letter, each of Parent and Merger Sub shall use reasonable best efforts to take (or cause to be taken) all actions, and do (or cause to be done) all things, necessary, proper or advisable to (i) obtain the Equity

Financing contemplated by the Equity Commitment Letter, (ii) maintain in effect the Equity Commitment Letter until the earlier of the consummation of the Transactions or the termination of this Agreement in accordance with its terms, (iii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub set forth in the Equity Commitment Letter that are within its control, and (iv) consummate the Equity Financing contemplated by the Equity Commitment Letter. Neither Parent nor Merger Sub shall amend, alter, or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Equity Commitment Letter without the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned). Parent shall promptly (and in any event within one (1) Business Day) notify the Company of (x) the expiration or termination (or attempted or purported termination, whether or not valid) of the Equity Commitment Letter, or (y) any refusal by the Sponsor (as defined in the Equity Commitment Letter) to provide (or any stated intent by the Sponsor to refuse to provide) the full financing contemplated by the Equity Commitment Letter.

(b)           If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent shall promptly notify the Company and shall use reasonable best efforts to arrange to obtain alternative Debt Financing from alternative debt sources on economic and other material terms no less favorable to Parent than those provided in the Debt Commitment Letter which shall be in an amount sufficient to consummate the Transactions and which do not, without the prior consent of the Company, include any conditions of such alternative debt financing that are more onerous than or in addition to the conditions set forth in the Debt Commitment Letter) (the “Alternative Financing”), promptly following the occurrence of such event.  Parent shall promptly deliver to the Company true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide Parent with any portion of the Debt Financing.  For purposes of this Section 5.13, references to “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter and any commitment letter for any Alternative Financing as permitted by this Section 5.13 to be amended, modified or replaced and references to “Debt Commitment Letter” shall include such documents as permitted by this Section 5.13 to be amended, modified or replaced, in each case from and after such amendment, modification or replacement.  As an alternative to obtaining Alternative Financing, Sponsor may, upon giving written notice contemplated by the first sentence of this Section 5.13(b), increase the amount of the Equity Financing by an amount sufficient to replace or reduce the Debt Financing or Alternative Financing that would otherwise be required.  Concurrent with any such decision by the Sponsor to increase the Equity Financing, Parent will provide written notice thereof to the Company along with an executed, amended Equity Commitment Letter (amended only to provide such increased Equity Financing amount and other changes relating thereto with the Company’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed)).  For purposes of this Agreement, after any election pursuant to the prior sentence, references to “Equity Financing” shall include the increased equity financing contemplated by the prior sentence and references to “Equity Commitment Letter” shall mean Equity Commitment Letter as amended to reflect such increased equity financing.

(c)           The Company shall, and shall cause its Subsidiaries and its and their respective officers and employees to, use reasonable best efforts to cooperate (and use commercially reasonable efforts to cause the Company’s accountants to reasonably cooperate) in connection with the arrangement and closing of the Financing (or Alternative Financing, as the case may be) as may be reasonably requested by Parent, Sponsor or any Debt Financing source including: (i) participating in a reasonable number of meetings (including customary one-on-one meetings with the Sponsor, Debt Financing sources and any prospective lenders), due diligence sessions, drafting sessions, presentations (including marketing or similar presentations, and lender and other investor presentations), sessions with rating agencies and road shows at mutually agreed upon locations and times; (ii) assisting, to the extent reasonably requested, in preparing offering memoranda, rating agency presentations, private placement memoranda and similar documents as may be reasonably requested by Parent, Sponsor, any Debt Financing source or prospective lender; (iii) using commercially reasonable efforts to: facilitate the pledging of collateral on the Closing Date with respect to any pledge that becomes effective on or after Closing, seek landlord and mortgagee waivers, bailee letters and similar documents necessary to consummate the Debt Financing and take reasonable actions necessary to permit the Debt Financing sources to evaluate the assets of the Company and its Subsidiaries for the purpose of establishing collateral arrangements and obtain from the existing financing sources of the Company and its Subsidiaries such documents and instruments which may be reasonably requested by Parent or any of the Debt Financing sources in connection with the Debt Financing, including customary payoff letters, lien terminations, instruments of termination or discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of any and all Indebtedness (other than capital leases) of the Company and its Subsidiaries and any and all liens encumbering assets of the Company and its Subsidiaries to be paid off, discharged or terminated on the Closing Date; (iv) promptly providing Parent, Sponsor and its Debt Financing Sources with (A) such financial and other information regarding the Company and its Subsidiaries as may be required under the Debt Commitment Letter or Equity Commitment Letter and (B) such other information as is customarily delivered by a borrower for inclusion in a customary confidential information memorandum for financing of the same type as the Debt Financing; (v) using commercially reasonable efforts to: assist in the preparation of, and execute and deliver, definitive financing documents, including any guarantee and collateral documents and other certificates and documents as may be contemplated by the Debt Commitment Letter or the Debt Financing documents, and making available officers and other employees (with appropriate seniority), to the extent reasonably requested, to assist in the negotiation of any such other documents; (vi) at least five (5) days prior to the Closing Date, to provide documentation and other information about the Company and its Subsidiaries as is reasonably requested in writing by Parent or any Debt Financing source at least ten (10) days prior to the Closing Date in connection with the Debt Financing that relates to applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act (provided, however, if any such information is requested within 10 days of the Closing, the Company shall promptly provide such requested information to Parent and any applicable Debt Financing source and shall use reasonable best efforts to provide such requested information prior to Closing).  The Company and its Subsidiaries shall use reasonable best efforts to supplement reasonably promptly the information provided pursuant to this Section 5.13(c) to the extent that any such information, to the actual knowledge of any of the Company or its Subsidiaries, contains any material misstatement of fact or omits to state any material fact necessary to make such information not misleading in any material respect.  The Company hereby consents to the use of all of the Company’s and its Subsidiaries logos in connection with the Debt Financing or Equity Financing; provided that such logos are not used in a manner that is intended to or is reasonably likely to harm or disparage the Company or the reputation or goodwill of the Company.  Neither the Company nor any of its Subsidiaries shall be required to make any representation or warranty in connection with the Debt Financing prior to the Closing Date.  Notwithstanding any other provision set forth herein, Parent may share non-public or confidential information regarding the Company and its Subsidiaries and their respective businesses with the Debt Financing sources, and that such Debt Financing sources may share such information with potential financing sources in connection with any marketing efforts (including any syndication) in connection with the Debt Financing, subject to the terms of the Original Confidentiality Agreement or other confidentiality protections reasonably acceptable to the Company. Any offering memorandum or other similar offering materials that includes any information provided by or on behalf of the Company or any of its Affiliates or includes any Company logo shall include a conspicuous disclaimer to the effect that neither the Company nor any of its Affiliates (other than the Company and its Subsidiaries after the Closing Date), nor any employees, officers, directors, managers or agents thereof (other than in their capacity as such after the Closing Date), have any responsibility for the content of such offering memorandum or other similar offering materials and disclaim all responsibility therefor and shall further include such a disclaimer in any oral disclosure with respect to such financing activities.

(d)           In no event shall the Company or any of its Subsidiaries be required to pay any commitment or similar fee or incur any liability or expense in connection with assisting Parent or Merger Sub in arranging the Financing, as a result of any information provided by the Company, any of its Subsidiaries, or any of their respective Affiliates or representatives in connection therewith, or any of the other actions described in this Section 5.13 that are not contingent on the Closing or that would be effective prior to the Closing Date.

Section 5.14          Payment of Indebtedness; Transaction Expenses and Other Amounts.  Prior to the Closing, the Company shall, or shall cause a Company Subsidiary to, utilize cash on hand to (a) repay in full and extinguish the Indebtedness of the Company and its Subsidiaries set forth on Section 5.14 of the Company Disclosure Letter, (b) subject to Section 4.01, pay any and all fees and expenses incurred by the Company or its Subsidiaries in connection with this Agreement, the Merger and the other Transactions, including, without limitation, the fees and expenses of those Persons set forth on Section 5.14 of the Company Disclosure Schedule, and (c) pay the other amounts set forth on Section 5.14 of the Company Disclosure Schedule.

ARTICLE VI
CONDITIONS PRECEDENT

Section 6.01          Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:

(a)           Shareholder Approval.  The Shareholder Approval shall have been obtained.

(b)           No Injunctions or Restraints.  No Law, injunction, judgment, order, decree or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Entity having jurisdiction over the parties hereto (collectively, “Restraints”) shall be in effect, whether temporary, preliminary or permanent, enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

Section 6.02          Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver by Parent or Merger Sub, as applicable, on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties.

(i)            Each of the representations and warranties of the Company set forth in this Agreement (other than the Fundamental Representations and the Capitalization Representations), shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date, as though made at and as of such time (except to the extent any such representation or warranty addresses matters only as of a particular date, which shall be true and correct at and as of that date), without regard to any Qualifications, except in each case in this section (i) where the failure of such representations and warranties to be true and correct has not had and is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect;

(ii)           Each of the Fundamental Representations shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of such time (except to the extent any such Fundamental Representation addresses matters only as of a particular date, which shall be true and correct at and as of that date);

(iii)          Each of the Capitalization Representations shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date, as if made as of the Closing Date (regardless of whether any such Capitalization Representation addresses matters only as of a particular date), except in the case of this Section 6.02(a)(iii) for (A) de minimis inaccuracies and (B) instances where inaccuracies would result in a decrease in the aggregate Merger Consideration; and

(iv)          Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company that the conditions in Sections 6.02(a)(i), 6.02(a)(ii) and 6.02(a)(iii) have been satisfied and to the effect that the Shareholder Approval shall have been obtained.

(b)           Performance of Obligations of the Company.  The Company shall have performed and complied in all material respects with all of the covenants, obligations and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c)           Material Adverse Effect.  Since the date of this Agreement, there shall have occurred no Material Adverse Effect or any changes, events or circumstances which, individually or in the aggregate, have had or would reasonably be expected to have, a Material

Adverse Effect.  Parent and Merger Sub shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(d)           Regulatory Approvals.  The regulatory approvals listed on Section 6.02(d) of the Company Disclosure Letter shall have been obtained.

(e)           FIRPTA Certificate.  Parent shall have received statement certifying that the Company is not, and has not been during the shorter of the periods specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” for purposes of Sections 897 and 1445 of the Code.

(f)            Payoff Letter.  The Company shall have furnished to Parent an executed payoff letter in customary form with respect to the indebtedness of the Company set forth on Section 6.02(f) of the Company Disclosure Letter.

Section 6.03          Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company on or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties.  Each of the representations and warranties of Parent and Merger Sub shall be true and correct at and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty is made as of a time other than the Closing Date, such representation or warranty need only be true and correct at and as of such time), except where the failure of such representations and warranties to be true and correct (without giving effect to any materiality, Parent Material Adverse Effect or any similar qualification or limitation), individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b)           Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed and complied in all material respects with all of the covenants, obligations and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

Section 6.04          Frustration of Closing Conditions.  None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.01, Section 6.02, or Section 6.03, as the case may be, to be satisfied if such failure was caused by such party’s breach, including such party’s failure to use the standard of efforts required from such party to consummate the Merger and the other Transactions.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.01          Termination.  This Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, whether before or after receipt of the Shareholder Approval:

(a)           by the mutual written consent of Parent and the Company;

(b)           by either Parent or the Company, if:

(i)            the Merger shall not have been consummated on or before January 20, 2016 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party whose breach of a representation, warranty, covenant or agreement set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement (in each case, such that a condition set forth in Section 6.01, Section 6.02, or Section 6.03, as applicable, fails to be satisfied), its failure to act in good faith or its failure to use its reasonable best efforts to consummate the Transactions, including to the extent required by and subject to Section 5.03, has been the cause of, or resulted in, the failure of the Merger to be consummated on or before the End Date;

(ii)           any Restraint shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.01(b)(ii) shall not be available to any party who has not performed its obligations under this Agreement, acted in good faith and used reasonable best efforts, in each case, to prevent the entry of and to remove such Restraint in accordance with its obligations under this Agreement; or

(iii)          the Shareholders’ Meeting shall have been held and completed and the Shareholder Approval shall not have been obtained at such meeting (including any permitted adjournment or postponement thereof).

(c)           by Parent, if:

(i)            there shall have been a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Sections 6.02(a), (b), or (c), as the case may be, would be not be satisfied and such breach is incapable of being cured by the End Date, or if capable of being cured, shall not have been cured prior to the earlier of (A) the End Date or (B) thirty (30) calendar days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i) and the basis for such termination;

(ii)           (A) the Board shall have effected a Company Adverse Recommendation Change, (B) the Company shall have entered into, or publicly announced its intention to enter into, an Acquisition Agreement, (C) the Company shall have breached or failed to perform any of the covenants and agreements set forth in Section 4.02 (No Solicitation), other than immaterial breaches or immaterial failures of performance or (D) the Company or the Board (or any committee thereof) shall publicly announce its intentions to do any of the actions specified in this Section 7.01(c)(ii); or

(iii)          a Material Adverse Effect has occurred.

(d)           by the Company, if:

(i)                                     there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Sections 6.03(a) or (b), as the case may be, would not be satisfied and such breach is incapable of being cured by the End Date, or if capable of being cured, shall not have been cured prior to the earlier of (A) the End Date or (B) thirty (30) calendar days following receipt by Parent of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i) and the basis for such termination;

(ii)                                 prior to the receipt of Shareholder Approval, the Board authorizes the Company, in compliance with Section 4.02, to enter into an Acquisition Agreement in respect of a Superior Proposal; provided that the Company shall have paid any amounts due pursuant to Section 7.02 hereof in accordance with its terms, and at the times, specified therein; and, provided further, that in the event of such termination, the Company substantially concurrently enters into such Acquisition Agreement; or

(iii)                             (A) the conditions to the Closing of the Merger set forth in Section 6.01 and Section 6.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing; provided that each such condition is then capable of being satisfied at a Closing on such date) have been satisfied and remain satisfied, (B) all of the conditions to the Closing of the Merger set forth in Section 6.03 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, each of which is then capable of being satisfied at a Closing on such date) or the Company has confirmed by written notice to Parent that it is willing to waive any unsatisfied conditions in Section 6.03, and that the Company stands, and will stand, ready, willing and able to consummate the Merger and has irrevocably confirmed the same in writing to Parent, and (C) Parent and Merger Sub fail to consummate the Merger within three (3) Business Days after the delivery of such notice and the Company stood ready, willing and able to consummate the Merger through the end of such three (3) Business Day period.

The right of any party hereto to terminate this Agreement pursuant to this Section 7.01 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto or any of their respective Representatives, whether prior to or after the execution of this Agreement.  A terminating party shall provide written notice of termination to the other parties specifying with particularity the reason for such termination. If more than one provision in this Section 7.01 is available to a terminating party in connection with a termination, a terminating party may rely on any and all available provisions in this Section 7.01 for any such termination.

Section 7.02                             Termination Fee; Expenses.

(a)                                 In the event that (x) after the date hereof and prior to obtaining the Shareholder Approval (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting), a Takeover Proposal shall have been made to the Company or shall have been made directly to the shareholders of the Company generally and, in each case, shall not have been irrevocably withdrawn prior to termination of this Agreement, (y) thereafter this Agreement is terminated by Parent or the Company pursuant to Section 7.01(b)(i) or Section

7.01(b)(iii) or by Parent pursuant to Section 7.01(c)(i), and (z) within twelve (12) months after such termination, the Company consummates a transaction that constitutes a Takeover Proposal or enters into an Acquisition Agreement with respect to any Takeover Proposal (in each case whether or not such Takeover Proposal is the same as the original Takeover Proposal made, communicated or publicly disclosed) (provided that for purposes of this sentence references to twenty percent (20%) in the definition of Takeover Proposal shall be deemed to be references to fifty percent (50%)), then the Company shall pay Parent a fee equal to $873,000 (the “Termination Fee”) by wire transfer of same-day funds on the second (2nd) Business Day following the consummation of such transaction.

(b)                                 In the event that this Agreement is terminated by Parent pursuant to Sections 7.01(c)(ii), then the Company shall pay Parent a fee equal to the Termination Fee by wire transfer of same-day funds on the second (2nd) Business Day following such termination.

(c)                                  In the event that this Agreement is terminated by Parent pursuant to Section 7.01(c)(i) with respect to the Company’s breach of or failure to perform its obligations under Section 5.01 (Preparation of the Proxy Statement; Shareholders’ Meeting), then the Company shall pay Parent the Termination Fee by wire transfer of same-day funds on the second (2nd) Business Day following such termination.

(d)                                 In the event that this Agreement is terminated by the Company pursuant to Section 7.01(d)(ii), then the Company shall pay Parent the Termination Fee by wire transfer of same-day funds on the second (2nd) Business Day following such termination.

(e)                                  In the event that this Agreement is terminated by either Parent or the Company pursuant to Section 7.01(b)(iii), then the Company shall pay Parent the lesser of (A) $750,000 and (B) Parent’s documented out-of-pocket transaction fees and expenses actually incurred in connection with the proposed Transactions (including all attorneys’ fees and commitment fees to the extent that such commitment fees are non-refundable and are not credited or creditable against any future amounts) (such lesser amount, the “Expense Reimbursement”), by wire transfer of same-day funds on the second (2nd) business date after Parent provides the Company with appropriate documentation of such fees and expenses.

(f)                                   In the event that this Agreement is terminated pursuant to Section 7.01(d)(iii), then Parent shall pay the Company a fee equal to $1,746,000 (the “Parent Termination Fee”) by wire transfer of same-day funds on the second (2nd) Business Day following such termination.

(g)                                  The parties acknowledge and agree that the provisions for payment of the Termination Fee and the Parent Termination Fee are an integral part of the Transactions and are included herein in order to induce Parent and the Company, respectively, to enter into this Agreement and to reimburse Parent and the Company, respectively, for incurring the costs and expenses related to entering into this Agreement and consummating the Transactions.  If either party fails to pay any amounts due under this Section 7.02 and the non-breaching party commences a suit which results in a final non-appealable judgment against the breaching party, for any such amounts or any portion thereof, then the breaching party shall pay the non-breaching party’s reasonable costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on any such amounts at the prime rate (as published in The Wall Street Journal) in effect on the date such payment was required to be made through the date of payment.

(h)                                 The parties acknowledge that in no event shall (A) the Company be required to pay the applicable Termination Fee on more than one occasion, (B) the Company be required to pay the applicable Termination Fee and the Expense Reimbursement (except to the extent that the Expense Reimbursement is credited against the Termination Fee) or (C) the Parent be required to pay the applicable Parent Termination Fee on more than one occasion.

Section 7.03                             Effect of Termination.

(a)                                 In the event of the termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company and their respective directors, officers, employees, partners, members or shareholders; provided, however, that (i) the agreements contained in Section 3.01(p), Section 3.02(i), Section 5.02(b), Section 5.05, Section 7.02, this Section 7.03 and ARTICLE VIII (other than Section 8.12) shall survive the termination of this Agreement, and (ii) none of Parent, Merger Sub or the Company shall be relieved from liabilities or damages (which the parties acknowledge and agree shall not necessarily be limited to reimbursement of expenses or out-of-pocket costs, and that nothing in this Agreement shall prohibit either party from seeking to prove that such damages include the benefit of the bargain lost by such party or such party’s shareholders) arising out of the material breach that is willful or intentional by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement; and provided, further, that (1) the failure of Parent and Merger Sub to consummate the Merger after (x) all conditions in Section 6.01 and Section 6.02 have been satisfied or, to the extent permitted, waived (other than those conditions that by their terms are to be satisfied upon Closing) and (y) the Company stands ready, willing and able to consummate the Merger and has irrevocably confirmed the same in writing to Parent, shall be presumed to be a willful and material breach by Parent and Merger Sub of this Agreement unless the Debt Financing is unavailable despite Parent and Merger Sub having complied with their obligations under Section 5.03 (Reasonable Best Efforts) and Section 5.13 (Financing), and (2) the failure of the Company to consummate the Merger after (x) all conditions in Section 6.01 and Section 6.03 have been satisfied or, to the extent permitted, waived (other than those conditions that by their terms are to be satisfied upon Closing) and (y) Parent stands ready, willing and able to consummate the Merger and has irrevocably confirmed the same in writing to the Company, shall be presumed to be a willful and material breach by the Company of this Agreement.

(b)                                 The parties agree that the payment of the Termination Fee (or Expense Reimbursement, as applicable), in each case together with the reimbursement of costs and expenses pursuant to Section 7.02(g), shall be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement (and the termination hereof or any matter forming the basis for such termination) and the Transactions (and the abandonment thereof) in the event any payment of the Termination Fee (or Expense Reimbursement, as applicable) and the costs and expenses referred to in Section 7.02(g) become due and payable under the terms of this Agreement.  Subject to Section 7.03(a)(ii), upon payment of the Termination Fee (or

Expense Reimbursement, as applicable), the Company shall have no further liability to Parent and Merger Sub hereunder and none of Parent, Merger Sub, or any of their respective Affiliates shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates, arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination. The parties agree that the payment of the Termination Fee (or Expense Reimbursement, as applicable) in the circumstances in which the Termination Fee (or Expense Reimbursement, as applicable) becomes payable, constitutes liquidated damages and is not a penalty, but rather a reasonable amount that will compensate the Parent and Merger Sub for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions.

(c)                                  The parties agree that the payment of the Parent Termination Fee, together with the reimbursement of costs and expenses pursuant to Section 7.02(g), shall be the sole and exclusive remedy available to Company with respect to this Agreement (and the termination hereof or any matter forming the basis for such termination) and the Transactions (and the abandonment thereof) in the event any payment of the Parent Termination Fee and the costs and expenses referred to in Section 7.02(g) become due and payable under the terms of this Agreement.  Subject to Section 7.03(a)(ii), upon payment of the Parent Termination Fee, neither Parent nor Merger Sub shall have any further liability to the Company hereunder and none of the Company or any of its Affiliates shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub, or any of their respective Affiliates or any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates, or the Debt Financing sources, arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination. The parties agree that the payment of the Parent Termination Fee in the circumstances in which the Parent Termination Fee becomes payable, constitutes liquidated damages and is not a penalty, but rather a reasonable amount that will compensate the Company for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions.  No Debt Financing source shall have any liability or obligation (other than to Parent) for any losses suffered or incurred by the Company or any other Person arising out of or in connection with the Transactions, including as a result of any breach of this Agreement or the failure of the Merger or the other Transactions to be consummated.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.01                             Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive after the Effective Time. This Article VIII, the Agreements of the parties contained in Article II and Section 5.04 of this Agreement shall survive the Effective Time.  Each other covenant or agreement in this Agreement shall terminate upon the Effective Time or otherwise in accordance with Section 7.03 unless such covenant or agreement by its terms contemplates performance after the Effective Time or, if earlier, the termination of this Agreement in accordance with the terms hereof.

Section 8.02                             Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, sent by facsimile (providing confirmation of transmission) or sent by prepaid overnight courier (providing proof of delivery) to the parties at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

if to Parent or Merger Sub, to:

MBS Holdings, Inc.

880 Montclair Road, Suite 400

Birmingham, Alabama 35213

Telecopy No.: (205) 202-8218

Attention: William J. Fox, III

with a copy (which shall not constitute notice) to:

Bradley Arant Boult Cummings LLP

One Federal Place

1819 Fifth Avenue North

Birmingham, Alabama 35203

Telecopy No.: (205) 488-6602

Attention: Stuart M. Maxey

if to the Company, to:

Alteva, Inc.

400 Market Street,

Suite 1100

Philadelphia, Pennsylvania 19106

Telecopy No.: (215) 253-5099

Attention: Brian Kelley

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

Telecopy No.: (212) 884-8729

Attention: Sidney Burke

Section 8.03                             Definitions.                                  For purposes of this Agreement:

“Affiliate” means, as to any Person (i) any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise and (ii) with respect to any natural Person, any member of the immediate family of such natural Person.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in New York, New York are authorized or required to be closed for the conduct of regular banking business.

“Capitalization Representations” means the representations and warranties set forth in Sections 3.01(b)(i), (iii), (iv), (v), (vi) (with respect only to the first sentence thereof), and (viii).

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601, et seq.

“Company Real Property” means the Owned Real Property and the Leased Real Property.

“Company Subsidiary” means a Subsidiary of the Company, a list of which such Company Subsidiaries is set forth in Section 3.01(b)(vii) of the Company Disclosure Letter.

“FCC” means the Federal Communications Commission.

“Fundamental Representations” means the representations and warranties set forth in Section 3.01(a) (Organization, Standing and Corporate Power), Section 3.01(c) (Authority), Section 3.01(f)(A) (Absence of Changes), Section 3.01(p) (Financial Advisors), Section 3.01(q) (Opinion of Company Financial Advisor), Section 3.01(r) (Takeover Statutes) and Section 3.01(s) (Vote Required).

“Indebtedness” means all of the following, whether matured, unmatured, liquidated, unliquidated, contingent or otherwise (A) any indebtedness for borrowed money (including the issuance of any debt security) to any Person or any indebtedness issued in substitution for or exchange of indebtedness for borrowed money, or for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (including reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured, and similar obligations), including the current portion of such indebtedness, (B) any obligations evidenced by notes, bonds, or debentures to any Person, (C) any capital lease obligations properly categorized as such under GAAP to any Person, (D) any obligations in respect of letters of credit and bankers’ acceptances, (E) all obligations under conditional sale or other title retention agreements, (F) any indebtedness secured by a lien on a Person’s assets, (G) any accrued interest on any of the foregoing, (H) any prepayment or other similar fees, expenses or penalties on or relating to the repayment or assumption of any of the foregoing and (I) any guaranty of any such obligations described in clauses (A) through (H) of any Person other than the Company or any of its Subsidiaries.  For the avoidance of doubt, the term “Indebtedness” shall not include accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business consistent with past practices.

“Knowledge of the Company”, the “Company’s Knowledge” or references to the Company’s “awareness” or similar references means, with respect to any matter in question, the actual knowledge of the officers of the Company listed on Section 8.03 of the Company Disclosure Letter after due inquiry.

“Knowledge of the Parent”, the “Parent’s Knowledge” or similar references means, with respect to any matter in question, the actual knowledge of the officers of Parent listed on Section 8.03 of the Parent Disclosure Letter after due inquiry.

“Laws” means all statutes, laws, ordinances, rules, regulations, judgments, orders and decrees of any Governmental Entity.

“Material Adverse Change” or “Material Adverse Effect” means, any condition, circumstance, change, effect, event or occurrence, that, individually or in the aggregate, (i) has had or would reasonably be expected to have, a material adverse effect on the assets, properties, liabilities, business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole, or (ii) would reasonably be expected to prevent, materially delay or materially impair the Company’s ability to consummate the Merger or the other Transactions contemplated herein, other than in the case of clause (i) of this definition conditions, circumstances, changes, effects, events or occurrences to the extent (A) generally affecting (I) the industry in which the Company and its Subsidiaries operate (the “Industry”), provided that such conditions, circumstances, changes, effects, events or occurrences do not affect the Company and its Subsidiaries, in a disproportionate manner as compared to other participants in the Industry, or (II) general economic, credit or financial or capital markets conditions in the United States or elsewhere in the world, provided that such conditions, circumstances, changes, effects, events or occurrences do not affect the Company and its Subsidiaries in a disproportionate manner as compared to other participants in the Industry, or (B) arising out of, resulting from or attributable to (I) changes in Law or in GAAP, provided that such conditions, circumstances, changes, effects, events or occurrences do not affect the Company and its Subsidiaries in a disproportionate manner as compared to other participants in the Industry, (II) the announcement or pendency of this Agreement, (III) acts of war, sabotage, hostilities or terrorism, or any escalation or worsening of any such acts of war, sabotage, hostilities or terrorism threatened or underway as of the date of this Agreement that do not disproportionately affect the Company and its Subsidiaries in a disproportionate manner as compared to other participants in the Industry, (IV) earthquakes, hurricanes, tornados or other natural disasters that do not disproportionately affect the Company and its Subsidiaries in a disproportionate manner as compared to other participants in the Industry, (V) any action taken, or omissions, by the Company or any Company Subsidiary that is specifically required by this Agreement or is taken or omitted with Parent’s written consent or at Parent’s written request, or (VI) any failure to meet any analysts or internal or public projections, forecasts or estimates of revenue or earnings in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a Material Adverse Effect may be taken into account in determining whether there has been, is, or would be a Material Adverse Effect).

“NYSE” means the New York Stock Exchange.

“Parent Material Adverse Effect” means any condition, circumstance, change, effect, event or occurrence that, individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair the Parent’s or Merger Sub’s ability to consummate the Merger and the other Transactions.

“Permits” means all approvals, accreditations, authorizations, certificates, filings, franchises, licenses, notices and permits of or with all Governmental Entities, including all operating authorities, state operating licenses or registrations and other interstate, intrastate, national or international regulatory licenses and other Governmental Entity authorizations held by the Company or its Subsidiaries, or required to be held by the Company or a Company Subsidiary.

“Permitted Liens” means (i) Liens for taxes, assessments or other governmental charges and levies not yet due and payable or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are reflected on Balance Sheet in accordance with GAAP; (ii) immaterial Liens that, individually or in the aggregate with all other Permitted Liens described in this clause (ii), do not and will not materially interfere with the use or value of the properties or assets of the Company and its Subsidiaries taken as a whole as currently used; (iii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, and other Liens imposed by applicable Law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith; (iv) purchase money liens or similar Liens securing rental payments under capital lease arrangements that are not, in the aggregate, material to the Company and its Subsidiaries taken as a whole; and (v) Liens relating to deposits made in the ordinary course of business consistent with past practices in connection with workers’ compensation, unemployment insurance, and other types of social security.

“Person” means any natural person, individual, firm, corporation, company, partnership, limited liability company, joint venture, association, business trust, trust, unincorporated organization, Governmental Entity or other entity.

“PUC” means any state public utilities commission, public service commission, or similar Governmental Entity with regulatory jurisdiction over any portion of the Company’s or the Company Subsidiaries’ business, or which has issued a Permit or other authorization held by the Company or any of the Company Subsidiaries.

“Qualifications” means any qualification or limitation as to materiality, Material Adverse Effect, in all material respects, material to the Company and its Subsidiaries taken as a whole and any other similar materiality qualification or limitation.

“RCRA” means the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.

“Subsidiary” means, with respect to any Person, any other Person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

Section 8.04                             Interpretation.  When a reference is made in this Agreement to an Article, a Section or Exhibit, such reference shall be to an Article of, a Section of, or an Exhibit to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Each party and its counsel have reviewed the terms and provisions of this Agreement and have contributed to its drafting.  The rules of construction providing that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement.  The terms and provisions of this Agreement shall be construed fairly as to all parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the preparation of this Agreement.

Section 8.05                             Amendments.  This Agreement may be amended by the parties hereto at any time prior to the Effective Time; provided, however, that after the approval of this Agreement by the shareholders of the Company, no amendment may be made which under applicable Law requires the approval of the shareholders of the Company without such further approval; provided, however, that the provisions of Sections 3.02, 5.13, 7.03, 8.05, 8.09, 8.12(b) and 8.14 may not be amended in any manner adverse to the Debt Financing sources without their prior written consent.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 8.06                             Waiver.  At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate or writing delivered pursuant hereto by the other parties, and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties granting the waiver or extension.  Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, may be construed as a waiver of any other breach or default, or as a waiver of any future breaches of, defaults under or rights to exercise such provisions, rights or privileges hereunder.

Section 8.07                             Consents and Approvals.  For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.

Section 8.08          Counterparts; Effectiveness.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.  This Agreement shall become effective when each party hereto shall have received counterparts thereof signed and delivered (including by facsimile or other electronic means) by the other party hereto.

Section 8.09          Entire Agreement; No Third-Party Beneficiaries.  This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the Confidentiality Agreements and the Voting Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties and their Affiliates with respect to the subject matter of this Agreement, the Company Disclosure Letter, the Parent Disclosure Letter,  the Confidentiality Agreements and the Voting Agreement and shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, and (b) only confer upon any Person other than the parties hereto any legal or equitable rights or remedies hereunder pursuant to the provisions of (i) ARTICLE II, Section 5.04 and Section 8.14 and (ii) with respect to the Debt Financing sources only, Sections 3.02, 5.13, 7.03, 8.05, 8.09, 8.12(b) and 8.14 (of which Sections the Debt Financing Sources shall be express third-party beneficiaries). Notwithstanding the foregoing, the Company shall have the right to seek damages or equitable remedies in accordance with this Agreement (subject to the terms and conditions of, and limitations set forth in, this Agreement) on behalf of its shareholders in the event of Parent or Merger Sub’s breach or wrongful termination of this Agreement, which right is hereby acknowledged by Parent and Merger Sub.

Section 8.10          GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

Section 8.11          Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, and any assignment without such consent shall be null and void; provided, however, Parent or Merger Sub may assign any of their respective rights or obligations to any direct or indirect Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder (including, but not limited to, the requirement to pay the Parent Termination Fee, as applicable); provided, further, from and after the Effective Time of this Agreement may be assigned to an Affiliate of a party hereto, or to a lender of a party hereto as collateral for indebtedness, or in connection with a merger, consolidation, conversion or sale of all or substantially all of the assets of a party hereto, provided that the party making such assignment shall not be released from its obligations hereunder.

Section 8.12          Specific Enforcement; Consent to Jurisdiction.

(a)           The parties hereto agree that, subject to Section 7.03, irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages.  It is accordingly agreed that prior to the valid termination of this Agreement in accordance with Section 7.01, (i) the parties shall be entitled to seek (in a court of competent jurisdiction as set forth in Section 8.12(b)) an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (it being understood that the Company’s right to specifically enforce Parent’s and Merger Sub’s obligations to effect the Closing are governed by the following sentence), without bond or other security being required, this being in addition to any remedy to which they are entitled pursuant to Section 7.02 and/or Section 7.03, and (ii) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent nor Merger Sub would have entered into this Agreement.  It is explicitly further agreed that the Company shall be entitled to an injunction, specific performance or other equitable remedy to specifically enforce Parent’s and Merger Sub’s obligations to effect the Closing on the terms and conditions set forth herein (as opposed to an injunction, specific performance or other equitable remedy to force Parent and Merger Sub to comply with their other obligations set forth herein (other than Parent’s and/or Merger Sub’s obligations to effect the Closing), which shall be governed by the preceding sentence) only in the event that (A) all conditions in Section 6.01 and Section 6.02 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, each of which is then capable of being satisfied at a Closing on such date) at the time when the Closing would have occurred but for the failure of the Parent to comply with its obligations to effect the Closing pursuant to the terms of this Agreement, (B) the Debt Financing (or, if applicable, the Alternative Debt Financing) has been funded or will be funded at the Closing if Parent complies with its obligations to effect the Closing pursuant to the terms of this Agreement, and (C) the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing (or, if applicable, the Alternative Debt Financing) are funded, then the Closing will occur.  For the avoidance of doubt, (i) in no event shall the Company be entitled to enforce or seek to enforce specifically Parent’s or Merger Sub’s obligations to consummate the Transactions if the Debt Financing (or Alternative Debt Financing, as applicable) has not been funded (or will not be funded at the Closing), and (ii) under no circumstance shall the Company be permitted or entitled to receive both a grant of specific performance and payment of the Parent Termination Fee (although the Company may seek both remedies in the alternative, if available).  Notwithstanding anything to the contrary in this Section 8.12, in the event any payment of the Termination Fee, Expense Reimbursement or Parent Termination Fee shall have been paid in accordance with the terms of Article VII, this Section 8.12 shall become void and have no effect, and no party shall have any right to bring or maintain any injunction or to enforce specifically the terms of this Agreement, other than the right of such party to payment of the Termination Fee, Expense Reimbursement or Parent Termination Fee, as applicable.

(b)           Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the state courts of the State of New York, including state appellate courts within the State of New York (or, if such state courts of the State of New York decline to accept jurisdiction over a particular matter, any federal court within the State of New York) in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of New York for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.  Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, suit, claim or proceeding, cause of action, claim, cross claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing sources in any way relating to this Agreement or the Transactions, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York or the United States District Court for the Southern District of New York (and appellate courts thereof).

Section 8.13          Waiver of Jury Trial.  EACH PARTY HERETO HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS.  EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.13.

Section 8.14          No Recourse.        Notwithstanding anything to the contrary contained in this Agreement, the Company (on behalf of itself and its Subsidiaries and their respective Affiliates, equityholders, directors, officers, employees, agents and representatives) hereby (i) waives any rights or claims it or they may have against any Debt Financing source in connection with this Agreement, the financings contemplated by the Debt Commitment Letters or in respect of any other document or any of the transactions contemplated hereby or thereby or any theory of law or equity (whether in tort, contract or otherwise) or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith, (ii) agrees not to commence any action or proceeding against any Debt Financing source or affiliate thereof in connection with this Agreement, the financing contemplated by the Debt Commitment Letters or in respect of any other document or any of the transactions contemplated hereby or thereby or any theory of law or equity and (iii) agrees to cause any such action or proceeding asserted in connection with this Agreement, the financings contemplated by the Debt Commitment Letters or in respect of any other document or any of the transactions contemplated hereby or thereby or any theory of law or equity against any Debt Financing sources or affiliate thereof to be dismissed or otherwise terminated.  In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Debt Financing source or affiliate thereof shall have any liability for any claims or damages to the Company, any of its Subsidiaries or any shareholder of the Company in connection with this Agreement, the financings contemplated by the Debt Commitment Letters or the transactions contemplated hereby or thereby.  The provisions of this paragraph shall inure to the benefit of, and be enforceable by, each Debt Financing source, affiliate thereof and their respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of this Section 8.14.  Under no circumstances will the Sponsor or any of its Affiliates be considered a Debt Financing source for purposes of this Section 8.14.

Section 8.15          Severability.  If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions as originally contemplated are fulfilled to the extent possible.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

MBS HOLDINGS, INC.

By:	/s/ Matthew G. Conroy
Matthew G. Conroy
Chief Financial Officer

ARROW MERGER SUBSIDIARY, INC.

By:	/s/ Matthew G. Conroy
Matthew G. Conroy
Chief Financial Officer

Signature Page to Merger Agreement

ALTEVA, INC.

By:	/s/Brian Kelley
	Name:	Brian Kelley
	Title:	Chief Executive Officer

Signature Page to Merger Agreement

ANNEX I

Officers of Surviving Corporation

William Fox III - President and Chief Executive Officer

Matthew G. Conroy - Vice President Finance and Chief Financial Officer

Charles E. Richardson III - Vice President Legal & Regulatory, General Counsel and Secretary

ANNEX II

Index of Defined Terms

Term	Section

ACA	Section 3.01(l)(xiii)
Acceptable Confidentiality Agreement	Section 4.02(c)
Acquisition Agreement	Section 4.02(b)
Affiliate	Section 8.03
Agreement	Preamble
Alternative Financing	Section 5.13(b)
Balance Sheet	Section 3.01(e)(iii)
Balance Sheet Date	Section 3.01(e)(iii)
Bankruptcy and Equity Exceptions	Section 3.01(c)(i)
Board	Preamble
Book-Entry Shares	Section 2.01(d)
Business Day	Section 8.03
Cancelled Shares	Section 2.01(a)(i)
Capitalization Representations	Section 8.03
Cash Out Options	Section 2.03(b)(i)
CERCLA	Section 8.03
Certificate of Merger	Section 1.03
Closing	Section 1.02
Closing Date	Section 1.02
COBRA	Section 3.01(l)(x)
Code	Section 2.03(b)(ii)
Common Stock	Preamble
Common Stock Book-Entry Shares	Section 2.01(d)
Common Stock Certificates	Section 2.01(d)
Common Stock Merger Consideration	Section 2.01(d)
Commonly Controlled Entities	Section 3.01(l)(i)
Commonly Controlled Entity	Section 3.01(l)(i)
Company	Preamble
Company Adverse Recommendation Change	Section 4.02(f)
Company Benefit Plans	Section 3.01(l)(i)
Company Copyrights	Section 3.01(o)
Company Disclosure Letter	Section 3.01
Company Financial Advisor	Section 3.01(p)
Company Insurance Policies	Section 3.01(u)
Company Intellectual Property	Section 3.01(o)(xii)
Company Leases	Section 3.01(n)(ii)
Company Marks	Section 3.01(o)
Company Patents	Section 3.01(o)
Company Pension Plan	Section 3.01(l)(i)
Company Real Property	Section 8.03

Term	Section
Company Recommendation	Section 3.01(c)(i)
Company SEC Documents	Section 3.01(e)(i)
Company Subsidiary	Section 8.03
Company Subsidiary Securities	Section 3.01(b)(viii)
Company Welfare Plan	Section 3.01(l)(i)
Company’s Knowledge	Section 8.03
Confidentiality Agreements	Section 5.02(b)
Continuing Employee	Section 5.08(a)
Contract	Section 3.01(c)(ii)
Debt Commitment Letter	Sections 3.02(d) and 5.13(b)
Debt Financing	Section 3.02(d)
Delisting Period	Section 5.12
Department of State	Section 1.03
Dissenting Shareholder	Section 2.02(b)
Dissenting Shares	Section 2.02(b)
DOL	Section 3.01(l)(vi)
Effective Time	Section 1.03
End Date	Section 7.01(b)(i)
Environment	Section 3.01(j)
Environmental Laws	Section 3.01(j)
EPCRS	Section 3.01(l)(iv)
Equity Commitment Letter	Section 3.02(d)
Equity Financing	Section 3.02(d)
ERISA	Section 3.01(i)(i)
Exchange Act	Section 3.01(d)
Expense Reimbursement	Section 7.02(e)
FCC	Section 8.03
Financing	Section 3.02(d)
Financing Commitments	Section 3.02(d)
Fundamental Representations	Section 8.03
GAAP	Section 3.01(e)(ii)
Governmental Entity	Section 3.01(d)
Hazardous Materials	Section 3.01(j)
Indebtedness	Section 8.03
Indemnitee(s)	Section 5.04(a)
Industry	Section 8.03
Intellectual Property Rights	Section 3.01(o)(xii)
IRS	Section 3.01(l)(iv)
Junior Preferred Stock	Section 3.01(b)(i)
Knowledge of the Company	Section 8.03
Knowledge of the Parent	Section 8.03
Known Service Providers	Section 4.01(aa)
Laws	Section 8.03
Leased Real Property	Section 3.01(n)(ii)
Licenses In	Section 3.01(o)

Term	Section
Licenses Out	Section 3.01(o)
Liens	Section 3.01(c)(ii)
Material Adverse Change	Section 8.03
Material Adverse Effect	Section 8.03
Material Company Permits	Section 3.01(i)(ii)
Material Contract	Section 3.01(h)(B)
Maximum Premium	Section 5.04(b)
Merger	Preamble
Merger Consideration	Section 2.01(d)
Merger Sub	Preamble
Merger Sub Common Stock	Section 2.01
Nonqualified Deferred Compensation Plan	Section 3.01(l)(xii)
Notice Period	Section 4.02(g)
NYBCL	Preamble
NYSE	Section 8.03
Option Cash Amount	Section 2.03(b)(i)
Original Confidentiality Agreement	Section 5.02(b)
Owned Real Property	Section 3.01(n)(i)
Parent	Preamble
Parent Disclosure Letter	Section 3.02
Parent Material Adverse Effect	Section 8.03
Parent Termination Fee	Section 7.02(f)
Parent’s Knowledge	Section 8.03
Paying Agent	Section 2.05(a)
PBGC	Section 3.01(l)(i)
Permits	Section 8.03
Permitted Liens	Section 8.03
Person	Section 8.03
Post-Closing SEC Reports	Section 5.12
Preferred Stock	Section 3.01(b)(i)
Proxy Statement	Section 3.01(d)
PUC	Section 8.03
Qualifications	Section 8.03
RCRA	Section 8.03
Related Party	Section 3.01(t)
Representatives	Section 4.02(a)
Restraints	Section 6.01(b)
Restricted Stock	Section 2.03(a)
SEC	Section 3.01(d)
Securities Act	Section 3.01(e)(i)
Senior Preferred Book-Entry Shares	Section 2.01(c)
Senior Preferred Stock	Preamble
Senior Preferred Stock Certificate	Section 2.01(c)
Senior Preferred Stock Merger Consideration	Section 2.01(c)
Shareholder Approval	Section 5.01(c)

Term	Section
Shareholders’ Meeting	Section 5.01(c)
Sponsor	Section 3.02(d)
Stock Certificate	Section 2.01(d)
Stock Options	Section 3.01(b)(i)(C)
Stock Plan	Section 2.03(a)
Subsidiary	Section 8.03
Superior Proposal	Section 4.02(e)(ii)
Surviving Corporation	Section 1.01
Takeover Proposal	Section 4.02(e)(i)
tax or taxes	Section 3.01(m)(xi)
tax return or tax returns	Section 3.01(m)(xi)
taxing authority	Section 3.01(m)(xi)
Termination Fee	Section 7.02(a)
Third Party IP Rights	Section 3.01(o)(iv)
Trade Secrets	Section 3.01(o)(xii)
Transactions	Preamble
Voting Agreement	Preamble